SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Kookmin Bank’s 2005 Audit Report and Consolidated Operating

Results for the Fiscal year 2005

On March 15, 2006, Kookmin Bank released audit report for the fiscal year of 2005, which includes comparative non-consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes to the statements.

On March 15, 2006, Kookmin Bank also disclosed summary of consolidated operating results prepared in accordance with Korean GAAP for the fiscal year 2005.

Kookmin Bank will disclose Kookmin Bank and Its Subsidiaries Consolidated Audit Report with full financial statements and relevant notes in English as of and for the years ended 2005 and 2004 latest by the end of March 2006.

Exhibit 99.1_Kookmin Bank’s 2005 non-consolidated Audit Report

Exhibit 99.2_Consolidated Operating Results for the Fiscal year 2005

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 15, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

3

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have audited the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of December 31, 2005 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year ended December 31, 2005, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2004, which are presented for comparative purposes, were audited by other auditors, and in their report dated February 4, 2005, they expressed an unqualified opinion on those financial statements. As explained in Note 2, the financial statements for the year ended December 31, 2004 presented for comparative purpose were restated to reflect the changes in accounting principles made in 2005.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2005 and the results of its operations, changes in its retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As explained in Note 2 to the non-consolidated financial statements, the Bank recorded individual assets and liabilities comprised in private beneficiary certificates in their respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. Moreover, total assets and total liabilities increased by (Won)27,486 million, capital adjustments decreased by (Won)101,676 million as of December 31, 2005, and net income for the year then ended increased by (Won)101,676 million due to the above accounting change.

As explained in Notes 2, 14, and 16 to the non-consolidated financial statements, until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees, and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification and minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures as of December 31, 2005. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has also extended the scope of other allowance for the unused line of credit from the unused cash advance facility of active credit card accounts with transaction records during the recent one year to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service as of December 31, 2005. Due to these changes, allowance for acceptances and guarantees and other allowances increased by (Won)7,645 million and (Won)296,469 million as of December 31, 2005, respectively, and net income for the year then ended decreased by (Won)220,483 million.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 24, 2006

/s/ Deloitte Anjin LLC

Notice to Readers

This report is effective as of February 24, 2006, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
ASSETS

Cash and due from banks (Notes 3, 20 and 21)	(Won)	5,867,417	(Won)	5,139,604
Securities (Notes 4, 20 and 21)		30,550,299		27,965,441
Loans (Notes 5, 6, 7, 20 and 21)		135,738,407		135,769,326
Fixed assets (Note 8)		2,436,702		2,633,218
Other assets (Note 9)		5,000,824		8,133,541

	(Won)	179,593,649	(Won)	179,641,130

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	126,281,232	(Won)	127,010,534
Borrowings (Notes 11, 20 and 21)		13,737,336		9,634,296
Debentures (Notes 12, 20 and 21)		16,547,987		21,874,695
Other liabilities (Notes 13, 14, 15 and 16)		10,653,494		11,943,063

		167,220,049		170,462,588

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,254,786		6,230,738
Retained earnings
(Net income of (Won)2,252,218 million for the year ended December 31, 2005 and (Won)360,454 million for the year ended December 31, 2004)		3,929,948		1,846,895
Capital adjustments		506,970		(580,987)

		12,373,600		9,178,542

	(Won)	179,593,649	(Won)	179,641,130

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	26,274	(Won)	9,995
Interest on securities (Note 21)		1,127,393		1,045,947
Interest on loans (Note 21)		10,139,482		11,437,600
Other interest income		28,258		40,542

		11,321,407		12,534,084

Commission income		1,139,251		1,085,089

Other operating income:
Gain on disposal of trading securities		93,736		184,554
Gain on valuation of trading securities (Note 4)		—		26,745
Dividends on trading securities		4,869		3,289
Dividends on available-for-sale securities		3,281		7,835
Foreign exchange trading income		254,101		257,039
Fees and commissions from trust accounts (Note 26)		137,666		117,869
Gain on financial derivatives trading		3,652,414		4,057,392
Gain on valuation of financial derivatives (Note 19)		1,152,891		2,196,112
Gain on valuation of fair value hedged items (Note 19)		56,144		6,065
Other operating income		39,498		41,945

		5,394,600		6,898,845

Total operating revenues		17,855,258		20,518,018

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		3,209,746		3,909,204
Interest on borrowings (Note 21)		384,332		326,586
Interest on debentures (Note 21)		1,034,471		1,116,110
Other interest expenses		35,026		60,320

		4,663,575		5,412,220

Commission expense		352,546		470,755

Other operating expenses:
Loss on disposal of trading securities		79,525		69,815
Loss on valuation of trading securities (Note 4)		14,550		—
Provision for possible loan losses (Note 7)		1,053,088		3,068,248
Provision for acceptance and guarantee losses (Note 14)		9,008		206
Foreign exchange trading losses		237,323		305,448
Loss on financial derivatives trading (Note 19)		3,575,745		3,990,483
Loss on valuation of financial derivatives (Note 19)		1,097,056		2,050,551
Other operating expenses		781,258		684,141

		6,847,553		10,168,892

General and administrative expenses (Note 22)		2,975,762		2,739,933

Total operating expenses		14,839,436		18,791,800

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,015,822	(Won)	1,726,218
NON-OPERATING INCOME (Note 23)		734,695		464,417
NON-OPERATING EXPENSES (Note 23)		522,264		1,560,724

ORDINARY INCOME		3,228,253		629,911
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,228,253		629,911
INCOME TAX EXPENSE (Note 24)		976,035		269,457

NET INCOME	(Won)	2,252,218	(Won)	360,454

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	6,977	(Won)	1,176

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	6,977	(Won)	1,176

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	6,973	(Won)	1,176

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	6,973	(Won)	1,176

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Accumulated deficits carried over from prior years	(Won)	(194,772)	(Won)	(176,963)
Adjustment by the application of equity method		—		1,614
Net income		2,252,218		360,454

		2,057,446		185,105

TRANSFER FROM VOLUNTARY RESERVES:
Voluntary reserve		—		220,100
Business rationalization reserve (Note 17)		—		40,760

		—		260,860

APPROPRIATIONS:
Legal reserve (Note 17)		225,300		55,600
Reserve for financial structure improvement (Note 17)		—		55,600
Reserve for losses on sale of treasury stock		—		359,525
Voluntary reserve		1,646,500		—
Cash dividends (Note 17)		184,889		168,574
Other reserve		698		1,438

		2,057,387		640,737

UNAPPROPRIATED RETAINED EARNINGS (UNDISPOSED DEFICIT) TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	59	(Won)	(194,772)

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,252,218	(Won)	360,454

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		79,525		69,815
Provision for possible loan losses		1,053,088		3,068,248
Loss on financial derivatives trading		3,575,745		3,990,483
Loss on valuation of financial derivatives		1,097,056		2,050,551
Loss on valuation of securities accounted for using the equity method		6,466		63,760
Provision for severance benefits		129,897		124,608
Depreciation and amortization		347,121		415,289
Loss on disposal of available-for-sale securities		19,199		24,350
Loss on impairment of available-for-sale securities		98,025		82,272
Loss on disposal of tangible assets		4,197		16,736
Loss on sale of loans		16,396		1,183,331
Gain on disposal of trading securities		(93,736)		(184,554)
Loss (gain) on valuation of trading securities		14,550		(26,745)
Gain on financial derivatives trading		(3,652,414)		(4,057,392)
Gain on valuation of financial derivatives		(1,152,891)		(2,196,112)
Gain on valuation of fair value hedged items		(56,144)		(6,065)
Gain on valuation of securities accounted for using the equity method		(98,812)		(58,746)
Gain on disposal of available-for-sale securities		(319,534)		(157,924)
Gain on disposal of tangible assets		(11,377)		(29,546)
Gain on sale of loans		(81,743)		(23,770)
Others, net		416,163		298,355

		1,390,777		4,646,944

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
Changes in assets and liabilities resulting from operations:

Net decrease in trading securities	(Won)	83,746	(Won)	1,373,669
Net decrease (increase) in accounts receivable		1,886,896		(634,134)
Net decrease (increase) in accrued income		(27,184)		114,504
Net decrease (increase) in prepaid expenses		(9,726)		101,231
Net decrease (increase) in deferred income tax assets		(23,224)		112,395
Net increase (decrease) in other payables		(1,888,528)		836,594
Net increase (decrease) in accrued expenses		690,859		(139,723)
Net increase in advances from customers		169,124		81,956
Payment of severance benefits		(62,332)		(39,107)
Increase in severance insurance deposits		(43,204)		(29,975)
Others, net		(4,662)		(430,389)

		771,765		1,347,021

Net cash provided by operating activities		4,414,760		6,354,419

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks		(418,580)		943,393
Net decrease (increase) in available-for-sale securities		1,492,570		(1,243,702)
Net increase in held-to-maturity securities		(3,939,317)		(248,579)
Net decrease in securities accounted for using the equity method		11,944		5,894
Net decrease (increase) in loans		(1,005,348)		602,613
Disposal of fixed assets		28,948		185,430
Purchase of fixed assets		(183,069)		(218,079)
Net decrease in other assets		105,102		242,188

Net cash provided by (used in) investing activities		(3,907,750)		269,158

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(726,037)		(5,169,738)
Net increase (decrease) in debentures		(5,304,797)		2,682,113
Net increase (decrease) in borrowings		4,214,085		(1,268,504)
Net increase (decrease) in other liabilities		1,615,221		(3,319,856)

Net cash used in financing activities		(201,528)		(7,075,985)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		305,482		(452,408)

CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,319,349		3,771,757

CASH AND DUE FROM BANKS, END OF YEAR (Note 30)	(Won)	3,624,831	(Won)	3,319,349

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	GENERAL:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As of December 31, 2005, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 51,175,814 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,097 domestic branches and offices (excluding 200 automated teller machine stations) and three overseas branches (excluding 2 subsidiaries and 1 office) as of December 31, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of December 31, 2005 and 2004, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)7,875,123 million and (Won)8,600,175 million, respectively, and the related accrued interest income not recognized amounted to (Won)462,799 million and (Won)551,683 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds 15 percent or more of the issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gains or loss from the disposal of equity securities of certain consolidated subsidiaries are accounted for as capital adjustments resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income or expense. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A -, BBB, BB, B, B -, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 0.75 ~ 7.9 percent and 1 ~ 11.9 percent for normal, 8 ~19.9 percent and 12 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~99.9 percent for doubtful, and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides an allowance for possible loan losses of 1 percent for normal and 10 percent for precautionary, instead of providing 0.75 percent for normal and 8 percent for precautionary.

The Bank partially changed the accounting estimation in providing allowance for household loans in accordance with the Supervisory Regulation during the current year. The Bank extended the scope of borrowers classified as normal and precautionary for the secured household loans and applied the same overdue principle for general consumer loans to the secured household loans. Additionally, the Bank newly applied the economic recovery value method in estimating the expected recovery value of the collateral assets pledged as secured loans. The change in accounting estimate above is to reflect economic substantiality based on historical experience, and the effect of changes has been applied prospectively.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses since 2004.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

Until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees, and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification and minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures as of December 31, 2005. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has also extended the scope of other allowance for the unused line of credit from the unused cash advance facility of active credit card accounts with transaction records during the recent one year to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service as of December 31, 2005. Due to these changes, allowance for acceptances and guarantees and other allowances increased by (Won)7,645 million and (Won)296,469 million as of December 31, 2005, respectively, and net income for the year then ended decreased by (Won)220,483 million. Since it is impractical to determine the accumulated effect of applying the changes in accounting policies to any prior periods, the new accounting principles were applied prospectively during the current year and the effect of the changes is recognized in the current year’s operations.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Estimated useful life
Goodwill	9 years
Trademarks	5-20 years
Others	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the recoverable value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the recoverable value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the recoverable value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2005 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for the stock option, the Bank records stock compensation costs as a capital adjustment in case that the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash equivalent to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)1,013.00 and (Won)1,043.80 to US$ 1.00 at December 31, 2005 and 2004, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable. The Statements supersede the relative articles of existing accounting standards and constitute generally accepted accounting standards of the Republic of Korea. The Bank has implemented SKAS No.1 (Accounting Changes and Correction of Errors) since January 1, 2002 and adopted SKAS from No.2 (Interim Financial Statements) through No.9 (Convertible Securities), since January 1, 2003. Also, the Bank has implemented SKAS No.13 (Troubled Debt Restructurings), since January 1, 2004 and adopted SKAS No.15 (Investment in Associates), No. 16 (Income Taxes) and No. 17 (Provisions, Contingent Liabilities and Contingent Assets), since January 1, 2005.

Restatement of Prior Period Financial Statements

The Bank recorded individual assets and liabilities comprised in private beneficiary certificates in their respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. Moreover, total assets and total liabilities increased by (Won)27,486 million, capital adjustments decreased by (Won)101,676 million as of December 31, 2005, and net income for the year then ended increased by (Won)101,676 million due to the above accounting change.

In addition, the Bank recorded the commission and fees from credit card receivables from lump sum payment and installment payment and other credit card commission and fees as commission income until 2004. However, pursuant to the amended Supervisory Regulation of Banking Business, those commission and fees from credit card receivables have been reclassified as interest income during the current year. Due to this change, interest income increased by (Won)1,015,115 million and (Won)1,131,358 million, and commission and fee income decreased by the same amount for the years ended December 31, 2005 and 2004, respectively. However, the reclassification has no effect on net income or shareholders’ equity for the years ended and as of December 31, 2005 and 2004.

Reclassification

Certain accounts of the prior year were reclassified to conform to the current year’s presentation for comparative purposes; however, reclassifications had no effect on the previously reported prior year’s net income or shareholders’ equity of the Bank.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Cash and checks	(Won)	2,683,479	(Won)	2,380,578
Foreign currencies		150,402		124,735
Due from banks in Won		2,495,595		2,030,595
Less: Present value discount		—		(3,751)
Due from banks in foreign currencies		537,941		607,447

	(Won)	5,867,417	(Won)	5,139,604

Due from banks as of December 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

Financial institution	Interest (%)	2005		2004
Due from banks in Won

BOK	—	(Won)	2,189,339	(Won)	1,685,105
Woori Bank and others	2.20~4.06		304,019		254,537
Hansol Mutual Savings	—		—		90,000
Korea Stock Exchange and others	—		2,237		953
Present value discount	—		—		(3,751)

		(Won)	2,495,595	(Won)	2,026,844

Due from banks in foreign currencies

BOK	—	(Won)	46,501	(Won)	43,631
Korea Exchange Bank and others	0.00~4.43		78,136		74,274
Woori Bank and others	4.05~4.86		413,304		489,542

		(Won)	537,941	(Won)	607,447

(2)	Restricted due from banks in Won and foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Financial institution	2005		2004		Reason for restriction
Due from banks in Won

BOK	(Won)	2,189,339	(Won)	1,685,105	BOK Act
Hansol Mutual Savings		—		90,000	Withdrawal at maturity
Woori Bank		4,029		4,029	Escrow account
Korea Stock Exchange and others		2,237		953	Futures margin accounts/others
Due from banks in foreign currencies
BOK		46,501		43,631	BOK Act
J.P.Morgan Chase & Co. and others		480		288	Futures margin accounts

	(Won)	2,242,586	(Won)	1,824,006

(3)	Due from banks by financial institution as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Financial institution	2005		2004
Due from banks in Won
BOK	(Won)	2,189,339	(Won)	1,685,105
Banks		304,019		254,537
Others		2,237		90,953

		2,495,595		2,030,595

Due from banks in foreign currencies
BOK		46,501		43,631
Banks		490,960		563,493
Others		480		323

		537,941		607,447

	(Won)	3,033,536	(Won)	2,638,042

(4)	Term structure of due from banks as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,491,566	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,495,595
Due from banks in foreign currencies		433,602		104,339		—		—		—		537,941

	(Won)	2,925,168	(Won)	104,339	(Won)	—	(Won)	4,029	(Won)	—	(Won)	3,033,536

4.	SECURITIES:

(1)	Securities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Trading securities	(Won)	3,551,425	(Won)	3,635,510
Available-for-sale securities		16,180,784		17,555,764
Held-to-maturity securities		10,228,573		6,229,435
Securities accounted for using the equity method		589,517		544,732

	(Won)	30,550,299	(Won)	27,965,441

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities

Equity securities	(Won)	—	(Won)	179,074	(Won)	—	(Won)	200,147	(Won)	200,147
Beneficiary certificates		197		256		—		256		256
Government and public bonds		1,692,298		1,661,025		1,663,369		1,635,898		1,635,898
Finance bonds		1,607,663		1,601,395		1,603,586		1,594,839		1,594,839
Corporate bonds		120,000		119,407		119,690		120,285		120,285

	(Won)	3,420,158	(Won)	3,561,157	(Won)	3,386,645	(Won)	3,551,425	(Won)	3,551,425

Available-for-sale securities

Equity securities	(Won)	—	(Won)	778,421	(Won)	—	(Won)	1,240,764	(Won)	1,156,629
Equity investments		—		511		—		3,718		3,723
Beneficiary certificates		2,051,178		2,052,680		—		2,075,933		2,075,933
Government and public bonds		2,725,370		2,721,469		2,705,844		2,687,671		2,687,671
Finance bonds		8,324,183		8,244,488		8,248,052		8,232,310		8,232,310
Foreign government bonds		9,117		10,078		9,382		9,328		9,328
Corporate bonds		1,181,077		1,067,741		1,112,467		1,115,995		1,115,995
Asset-backed securities		1,105,000		1,041,568		892,761		891,108		891,108
Other debt securities		40,835		5,633		—		8,087		8,087

	(Won)	15,436,760	(Won)	15,922,589	(Won)	12,968,506	(Won)	16,264,914	(Won)	16,180,784

Held-to-maturity securities
Government and public bonds	(Won)	4,621,429	(Won)	4,605,400	(Won)	4,609,832	(Won)	4,495,326	(Won)	4,609,832
Finance bonds		3,570,159		3,543,074		3,564,988		3,523,461		3,564,988
Corporate bonds		1,714,780		1,705,750		1,718,819		1,697,135		1,718,819
Asset-backed securities		335,000		334,906		334,934		333,890		334,934

	(Won)	10,241,368	(Won)	10,189,130	(Won)	10,228,573	(Won)	10,049,812	(Won)	10,228,573

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2004 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities

Equity securities	(Won)	—	(Won)	176,191	(Won)	—	(Won)	184,545	(Won)	184,545
Beneficiary certificates		10,663		10,883		—		10,884		10,884
Government and public bonds		740,000		752,941		751,894		756,658		756,658
Finance bonds		2,390,000		2,378,075		2,366,183		2,380,214		2,380,214
Corporate bonds		160,000		159,863		160,124		159,605		159,605
Asset-backed securities		45,000		44,909		44,860		44,963		44,963
Other debt securities		100,000		98,632		98,630		98,641		98,641

	(Won)	3,445,663	(Won)	3,621,494	(Won)	3,421,691	(Won)	3,635,510	(Won)	3,635,510

Available-for-sale

Equity securities	(Won)	—	(Won)	579,017	(Won)	—	(Won)	886,390	(Won)	799,737
Equity investments		—		512		—		5,094		3,711
Beneficiary certificates		5,302,303		5,145,408		—		5,414,250		5,414,250
Government and public bonds		809,670		820,371		818,892		837,886		837,886
Finance bonds		8,111,665		8,011,814		8,003,009		8,037,124		8,037,124
Foreign government bonds		30,736		33,381		31,424		32,638		32,638
Corporate bonds		1,709,994		1,659,548		1,617,061		1,645,790		1,645,790
Asset-backed securities		881,800		881,903		758,217		765,231		765,231
Other debt securities		20,093		19,363		19,363		19,397		19,397

	(Won)	16,866,261	(Won)	17,151,317	(Won)	11,247,966	(Won)	17,643,800	(Won)	17,555,764

Held-to-maturity
Government and public bonds	(Won)	3,071,424	(Won)	3,090,636	(Won)	3,080,549	(Won)	3,214,041	(Won)	3,080,549
Finance bonds		1,220,000		1,207,696		1,208,961		1,213,619		1,208,961
Corporate bonds		1,740,800		1,739,994		1,740,769		1,814,442		1,740,769
Asset-backed securities		180,000		180,000		180,000		189,936		180,000
Other debt securities		20,000		19,157		19,156		19,156		19,156

	(Won)	6,232,224	(Won)	6,237,483	(Won)	6,229,435	(Won)	6,451,194	(Won)	6,229,435

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

As a result of the fair valuation of trading securities, the Bank recognized (Won)14,550 million of valuation loss and (Won)26,745 million of valuation gain for the years ended December 31, 2005 and 2004, respectively.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices of the latest trading day from the balance sheet date, provided by the bond pricing service institutions.

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2005, were as follows (Unit: In millions, shares in thousands) :

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Bad Bank Harmony (preferred stock)	13	0.46	(Won)	52,565	(Won)	12,279
Korea Asset Management Corp.	3,074	5.91		19,427		15,667
Samsung Life Insurance Co., Ltd.	23	0.11		8,617		7,479
Korea Highway Corp.	573	0.03		5,897		6,248
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,324		2,100
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Money Broker Corp.	119	5.97		2,746		1,291
Mercury	1,632	12.13		2,392		1,088
Tianjin Samsung Opto Electronics	1,000	10.00		1,281		989
Others				64,609		29,227

			(Won)	162,126	(Won)	77,996

Available-for-sale securities, which were not valuated at fair value as of December 31, 2004, were as follows (Unit: In millions, shares in thousands):

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Bad Bank Harmony (preferred stock)	13	0.46	(Won)	37,327	(Won)	12,267
Korea Asset Management Corp.	1,506	5.38		12,783		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		8,993		7,479
Korea Highway Corp.	573	0.03		5,897		6,248
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,574		2,100
Baring Communications Equity	4,665	6.73		1,957		1,957
Pan Asia Paper	1,275	2.94		1,642		1,642
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Money Broker Corp.	119	5.97		2,514		1,291
Mercury	1,632	12.13		1,088		1,088
Tianjin Samsung Opto Electronics	1,000	10.00		1,241		1,020
Others				130,738		76,439

			(Won)	209,022	(Won)	120,986

The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the years ended December 31, 2005 and 2004 were shown below (Unit: In millions).

	2005				2004
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	2,694	(Won)	7,422	(Won)	14,912	(Won)	—
Equity investments		3		—		3		—
Corporate bonds		448		—		2,317		—
Asset-backed securities		94,880		—		65,040		—

	(Won)	98,025	(Won)	7,422	(Won)	82,272	(Won)	—

(4)	Structured notes relating to stock, interest rate and credit linked notes (“CLN”) as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock

Convertible bonds	(Won)	—	(Won)	60	(Won)	60

Structured notes relating to interest rate
Long-term government bond floating rates notes (“FRN”)		564,456		—		564,456
Dual indexed FRN		19,874		—		19,874
Inverse FRN		20,753		—		20,753
Others		110,225		—		110,225

		715,308		60		715,368

CLN		—		40,559		40,559

Bonds with call option		20,000		—		20,000

	(Won)	735,308	(Won)	40,619	(Won)	775,927

Structured notes relating to stock, interest rate and CLN as of December 31, 2004 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock

Convertible bonds	(Won)	—	(Won)	15,321	(Won)	15,321
Exchangeable bonds		137,871		15,654		153,525
Bonds with stock purchase warrants		—		762		762
Equity linked securities		49,721		—		49,721

		187,592		31,737		219,329

Structured notes relating to interest rate
Long-term government bond FRN		837,744		—		837,744
Dual indexed FRN		50,140		—		50,140
Inverse FRN		22,533		—		22,533
Others		90,367		—		90,367

		1,000,784		—		1,000,784

CLN		—		41,544		41,544

Bonds with call option		20,000		—		20,000

	(Won)	1,208,376	(Won)	73,281	(Won)	1,281,657

(5)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of December 31, 2005 and 2004 were composed of (Unit: In millions):

	2005		2004
Stocks	(Won)	7,353	(Won)	6,062
Government and public bonds		38,018		1,384,645
Finance bonds		1,340,390		2,464,128
Corporate bonds in Won		32,622		794,397
Asset-backed debt securities		—		87,428
Call loans		203,892		264,997
Others		412,962		276,936

Assets		2,035,237		5,278,593
Liabilities		11,081		16,884

	(Won)	2,024,156	(Won)	5,261,709

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2005 and 2004 was as follows (Unit: In millions):

	2005			2004
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	1,764,476	49.68	(Won)	916,323	25.20
Financial institutions		1,631,869	45.95		2,556,558	70.32
Others		155,080	4.37		162,629	4.48

	(Won)	3,551,425	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Government and government-invested public companies	(Won)	3,347,229	20.69	(Won)	1,732,924	9.87
Financial institutions		12,027,488	74.33		14,969,783	85.27
Others		806,067	4.98		853,057	4.86

	(Won)	16,180,784	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	6,298,716	61.58	(Won)	4,748,398	76.23
Financial institutions		3,899,922	38.13		1,426,591	22.90
Others		29,935	0.29		54,446	0.87

	(Won)	10,228,573	100.00	(Won)	6,229,435	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2005 and 2004 was as follows (Unit: In millions):

	2005			2004
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Stocks	(Won)	200,147	5.64	(Won)	184,545	5.08
Fixed rate bonds		3,230,737	90.97		3,260,607	89.69
Floating rate bonds		120,285	3.39		179,474	4.94
Beneficiary certificates		256	0.00		10,884	0.29

	(Won)	3,551,425	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Stocks	(Won)	1,156,629	7.15	(Won)	799,737	4.56
Fixed rate bonds		11,201,802	69.23		9,569,665	54.51
Floating rate bonds		861,368	5.32		901,040	5.13
Subordinated bonds		872,813	5.39		851,947	4.85
Convertible bonds		60	0.00		15,321	0.09
Beneficiary certificates		2,075,933	12.83		5,414,250	30.84
Others		12,179	0.08		3,804	0.02

	(Won)	16,180,784	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Fixed rate bonds	(Won)	10,038,573	98.14	(Won)	5,869,731	94.23
Floating rate bonds		60,000	0.59		229,704	3.69
Subordinated bonds		130,000	1.27		130,000	2.08

	(Won)	10,228,573	100.00	(Won)	6,229,435	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005			2004
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities

Korea	(Won)	3,551,425	100.00	(Won)	3,635,510	100.00

Available-for-sale securities

Korea	(Won)	16,066,362	99.29	(Won)	17,421,092	99.23
USA		46,876	0.29		50,284	0.29
Russia		28,527	0.18		—	0.00
Philippines		9,675	0.06		25,703	0.15
Indonesia		4,363	0.03		13,516	0.08
The Republic of South Africa		6,240	0.04		6,742	0.04
Others		18,741	0.11		38,427	0.21

	(Won)	16,180,784	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities

Korea	(Won)	10,228,573	100.00	(Won)	6,229,435	100.00

(9)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2005 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities
Fair value	(Won)	7,864,997	(Won)	6,962,888	(Won)	184,008	(Won)	8,539	(Won)	15,020,432

Held-to-maturity securities
Book value		2,268,137		6,701,400		1,259,036		—		10,228,573
Fair value		2,264,029		6,589,801		1,195,982		—		10,049,812

(10)	Pursuant to the management’s operating plan of investment assets, the Bank disposed of held-to maturity securities with the maturity date of October 23, 2005 on September 12 and 14, 2005. Under the Statement of Korean Accounting Standard No. 8 – “Investments in Securities”, the disposal of held-to maturity securities, which have maturities less than 3 months from the disposal date, does not affect the status of held-to maturity of the other held-to maturity securities. The face value and the book value of the disposed securities were (Won)120,000 million and (Won)120,006 million, respectively, and the Bank recognized (Won)216 million of gain on disposal of held-to-maturity securities for the year ended December 31, 2005.

(11)	Stocks and equity investments accounted for using the equity method as of December 31, 2005 are summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd. (*1)	8,951,293	99.99	(Won)	155,384	(Won)	85,462	(Won)	85,462
KB Futures Co., Ltd. (*1)	3,999,200	99.98		19,996		27,312		27,312
KB Data System Co., Ltd. (*1)	799,960	99.99		8,001		17,726		15,582
KB Real Estate Trust	15,999,930	99.99		76,103		80,975		81,068
KB Asset Management (*1)	6,134,040	80.00		39,015		52,485		52,485
KB Credit Information	1,249,040	99.73		14,291		28,629		27,837
KB Life Insurance Co., Ltd. (*2)	3,060,000	51.00		15,426		12,541		—
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		77,529		77,529

				384,295		382,659		367,275

Foreign stocks
Kookmin Bank Singapore Ltd. (*3)	30,000,000	100.00		18,254		—		1,759
Kookmin Finance Asia Ltd. (HK) (*3)	700,000	100.00		8,086		—		246
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		34,378		50,523		50,523
Kookmin Bank Hong Kong Ltd. (*1)	2,000,000	100.00		53,751		69,907		69,958
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		74,277		82,401		82,401

				188,746		202,831		204,887

Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		130		130
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		147		147
Pacific IT Investment Partnership	700	50.00		7,000		4,950		4,950
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		12,128		12,128

				17,000		17,355		17,355

			(Won)	590,041	(Won)	602,845	(Won)	589,517

Stocks and equity investments accounted for using the equity method as of December 31, 2004 are summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd. (*1)	8,941,587	99.89	(Won)	155,311	(Won)	78,695	(Won)	78,695
KB Futures Co., Ltd. (*1)	3,999,200	99.98		19,996		26,010		26,010
KB Data System Co., Ltd. (*1)	799,800	99.98		7,998		15,827		15,827
KB Real Estate Trust	15,999,930	99.99		76,103		58,071		58,071
KB Asset Management (*1)	6,134,040	80.00		39,015		47,288		47,288
KB Credit Information	1,173,640	93.71		12,553		19,742		18,670
KB Life Insurance Co., Ltd. (*2)	6,000,000	100.00		30,246		24,389		8,572
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		69,145		69,145

				397,301		339,167		322,278

Foreign stocks
Kookmin Bank Singapore Ltd. (*3)	30,000,000	100.00		19,123		—		1,812
Kookmin Finance Asia Ltd. (HK) (*3)	700,000	100.00		8,332		—		254
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		39,539		55,707		55,707
Kookmin Bank Hong Kong Ltd. (*1)	2,000,000	100.00		55,385		65,028		65,028
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		77,810		82,153		82,153

				200,189		202,888		204,954

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		213		213
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		149		149
Pacific IT Investment Partnership	700	50.00		7,000		3,479		6,959
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		10,179		10,179

				17,000		14,020		17,500

			(Won)	614,490	(Won)	556,075	(Won)	544,732

(*1)	Kookmin Investment Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Data System Co., Ltd., Kookmin Assent Management and Kookmin Finance HK Ltd. changed their names into KB Investment Co., Ltd., KB Futures Co., Ltd., KB Data System Co., Ltd., KB Asset Management and Kookmin Bank Hong Kong Ltd., respectively, during 2004.
(*2)	On April 29, 2004, in order to establish the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to KB Life Insurance Co., Ltd., which acquired the assets and the liabilities of Hanil Life Insurance Co., Ltd. The Bank disposed of 49 percent shares of KB Life Insurance Co., Ltd. to ING Insurance International B.V. for (Won)14,782 million. The difference between the disposal amount and the book value of (Won)10,582 million was reflected in the accumulative effect of equity method.
(*3)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership and KICO No. 3 Venture Investment Partnership are all in the process of liquidation.

(12)	The valuation of securities accounted for using the equity method as of December 31, 2005 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss)on investment		Capital adjust- ments		Book value after valuation
Domestic stocks
KB Investment Co., Ltd.	(Won)	78,695	(Won)	73	(Won)	(447)	(Won)	—	(Won)	7,663	(Won)	(522)	(Won)	85,462
KB Futures Co., Ltd.		26,010		—		(400)		—		1,643		59		27,312
KB Data System Co., Ltd. (*3)		15,827		3		(640)		—		389		3		15,582
KB Real Estate Trust		58,071		—		—		—		22,997		—		81,068
KB Asset Management		47,288		—		(6,134)		—		11,145		186		52,485
KB Credit Information (*1)		18,670		1,738		(587)		—		7,988		28		27,837
KB Life Insurance Co., Ltd. (*2, 3 and 4)		8,572		(4,200)		—		—		(4,372)		—		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—		—
ING Life Insurance Korea		69,145		—		(7,000)		—		23,252		(7,868)		77,529

		322,278		(2,386)		(15,208)		—		70,705		(8,114)		367,275

	Book value before valuation		Acquisition (disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss)on investment		Capital adjust- ments		Book value after valuation
Foreign stocks
Kookmin Bank Singapore Ltd.		1,812		—		—		(53)		—		—		1,759
Kookmin Finance Asia Ltd. (HK)		254		—		—		(8)		—		—		246
Kookmin Bank Int’l Ltd. (London)		55,707		—		—		(7,271)		2,213		(126)		50,523
Kookmin Bank Hong Kong Ltd.		65,028		—		—		(1,918)		7,465		(617)		69,958
Sorak Financial Holdings PTE Ltd.		82,153		—		—		(3,730)		11,909		(7,931)		82,401

		204,954		—		—		(12,980)		21,587		(8,674)		204,887

Equity Securities
KICO No. 2 Venture Investment Partnership		213		—		—		—		(83)		—		130
KICO No. 3 Venture Investment Partnership		149		—		—		—		(2)		—		147
Pacific IT Investment Partnership		6,959		—		—		—		(2,009)		—		4,950
NPC02-4 Kookmin Venture Fund		10,179		—		(199)		—		2,148		—		12,128

		17,500		—		(199)		—		54		—		17,355

	(Won)	544,732	(Won)	(2,386)	(Won)	(15,407)	(Won)	(12,980)	(Won)	92,346	(Won)	(16,788)	(Won)	589,517

(*1)	Differences amounting to (Won)1,128 million between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method equally for five years. The Bank credited (Won)226 million to current operation for the year ended December 31, 2005 and the balance was (Won)846 million as of December 31, 2005.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd., KB Life Insurance Co., Ltd and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded, is as follows (Unit: In millions):

	Amount
KLB Securities Co., Ltd.	(Won)	4,148
Jooeun Industrial Co., Ltd.		56,688
KB Life Insurance Co., Ltd.		12,781

	(Won)	73,617

(*3)	The significant unrealized income eliminated for the year ended December 31, 2005 was as follows (Unit: In millions):

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	2,169
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		7,910

		(Won)	10,079

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2005 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	88,105	(Won)	2,639	(Won)	19,206	(Won)	7,665
KB Futures Co., Ltd.		43,207		15,889		10,231		1,646
KB Data System Co., Ltd.		24,615		6,888		46,817		2,533
KB Real Estate Trust		188,998		108,022		56,444		22,905
KB Asset Management		70,377		4,770		32,196		13,931
KB Credit Information		39,966		11,260		77,723		8,246
KB Life Insurance Co., Ltd.		361,811		337,221		253,269		6,939
ING Life Insurance Korea		6,836,864		6,449,219		2,852,510		116,258
Kookmin Bank Int’l Ltd. (London)		345,126		294,603		14,284		2,213
Kookmin Bank Hong Kong Ltd.		380,132		310,225		19,600		7,339
Sorak Financial Holdings PTE Ltd.		5,037,007		4,707,402		518,170		43,486
KICO No. 2 Venture Investment Partnership		233		—		8		(150)
KICO No. 3 Venture Investment Partnership		212		—		8		(4)
Pacific IT Investment Partnership		5,100		150		120		(288)
NPC02-4 Kookmin Venture Fund		36,690		304		9,553		6,387

The audited or reviewed financial statements of the investees as of December 31, 2005 except the financials for the ING Life Insurance Korea, Sorak Financial Holdings PTE Ltd, KICO No. 2 Venture Investment Partnership, KICO No. 3 Venture Investment Partnership and Kookmin Bank Hong Kong Ltd., were used for applying the equity method. The subsequent events from the closing dates of investees’ financial statements to the Bank’s balance sheet date were properly reflected in applying the equity method.

(14)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in capital adjustments for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning of year		Increase (Decrease)		Disposal		Deferred income tax		Ending of year
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	276,539	(Won)	380,348	(Won)	(33,555)	(Won)	(171,416)	(Won)	451,916
Debt securities in Won		140,767		(1,198)		(115,613)		8,658		32,614
Debt securities in foreign currencies		16,658		(784)		(7,781)		(2,226)		5,867
Beneficiary certificates		268,842		21,886		(267,476)		(6,394)		16,858
Others		4,681		1,025		(33)		(1,560)		4,113

	(Won)	707,487	(Won)	401,277	(Won)	(424,458)	(Won)	(172,938)	(Won)	511,368

Gain (loss) on valuation of held-to- maturity securities
Debt securities in Won	(Won)	—	(Won)	952	(Won)	(526)	(Won)	—	(Won)	426

Gain (loss) on valuation of securities accounted for using the equity method	(Won)	5,692	(Won)	(16,788)	(Won)	10,719	(Won)	1,325	(Won)	948

For the year ended December 31, 2005, the Bank received cash and securities in connection with the liquidation of certain private beneficiary certificates, which were classified as available-for-sale securities. With respect to the classification of the securities received amounting to (Won)60,091 million, the Bank initially classified the securities into available-for-sale securities; however, the Bank’s management determined to hold the securities up to the maturity date. In accordance with the change of management intention for the securities, the Bank reclassified the securities into held-to-maturity securities along with the fair market valuation at the classification date. As part of this reclassification, the Bank also reclassified unrealized gains and losses recognized from the acquisition date to the reclassification date in the capital adjustments into unrealized gain and losses of held-to maturity securities, and amortized that amount using the effective interest rate method. The amortized amount is charged to interest income or expense for the remaining period until maturity.

(15)	Securities provided as collateral as of December 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,571,036	(Won)	6,570,000	Bonds sold under repurchase agreements
BOK		953,153		950,000	Borrowings from BOK
BOK		183,994		183,200	Overdrafts and settlement risk
Samsung Futures & others		260,571		269,500	Derivative settlement
Korea Securities Depository		133,866		137,000	Others

	(Won)	8,102,620	(Won)	8,109,700

5.	LOANS:

(1)	Loans as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Loans in Won	(Won)	118,565,341	(Won)	122,721,898
Loans in foreign currencies		5,314,883		3,860,828
Bills bought in Won		18,563		27,096
Bills bought in foreign currencies		1,377,085		574,785
Advances for customers		11,321		32,120
Factoring receivables		32,044		32,335
Credit card receivables		7,571,605		7,643,990
Private placed bonds		3,729,867		1,203,631
Call loans		1,518,948		2,741,783
Loans to be swapped to equity		—		746

		138,139,657		138,839,212
Allowance for possible loan losses		(2,453,275)		(3,118,775)
Deferred loan origination fees and costs		52,025		48,889

	(Won)	135,738,407	(Won)	135,769,326

(2)	Loans in Won and loans in foreign currencies as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Loans in Won
Commercial
Working capital loans
General purpose loans	(Won)	24,575,874	(Won)	25,475,710
Notes discounted		1,106,112		1,197,606
Overdraft accounts		279,864		401,369
Trading notes		671,421		740,580
Others		3,865,057		3,862,852

		30,498,328		31,678,117

Facilities loans
General facilities loans		3,985,218		5,139,091
Others		1,087,832		1,147,656

		5,073,050		6,286,747

		35,571,378		37,964,864

Households
General purpose loans		42,082,535		41,957,690
Housing loans		39,535,441		41,234,086
Remunerations on mutual installment savings		232,556		300,032
Others		456,173		532,615

		82,306,705		84,024,423

Public sector loans
Public operation loans		643,141		673,456
Public facilities loans		34,157		40,383

		677,298		713,839

Other loans
Property formation loans		6,748		9,719
Inter-bank loans		1,274		6,114
Others		1,938		2,939

		9,960		18,772

	(Won)	118,565,341	(Won)	122,721,898

Loans in foreign currencies

Domestic funding loans	(Won)	2,208,125	(Won)	1,000,004
Overseas funding loans		551,049		489,437
Inter-bank loans		1,229,064		1,092,174
Domestic usance bills		1,326,629		1,278,793
Government funding loans		16		420

	(Won)	5,314,883	(Won)	3,860,828

(3)	Loans classified by borrower type, as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,510,892	(Won)	3,070,368	(Won)	6,581,260	5.31
Small and medium corporations		32,061,760		1,737,745		33,799,505	27.29
Households		82,315,391		56,889		82,372,280	66.49
Others		677,298		449,881		1,127,179	0.91

	(Won)	118,565,341	(Won)	5,314,883	(Won)	123,880,224	100.00

Loans classified by borrower type, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,842,731	(Won)	2,299,149	(Won)	5,141,880	4.06
Small and medium corporations		35,128,247		1,115,049		36,243,296	28.63
Households		84,037,081		69,441		84,106,522	66.45
Others		713,839		377,189		1,091,028	0.86

	(Won)	122,721,898	(Won)	3,860,828	(Won)	126,582,726	100.00

(4)	Loans classified by borrower’s country, as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	118,565,341	(Won)	4,343,365	(Won)	14,134,599	(Won)	137,043,305	99.21
Southeast Asia		—		362,468		5,065		367,533	0.27
China		—		77,018		—		77,018	0.05
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,377		119,678		374,055	0.27

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

Loans classified by borrower’s country, as December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	122,721,898	(Won)	2,622,653	(Won)	12,060,578	(Won)	137,405,129	98.96
Southeast Asia		—		700,600		186,753		887,353	0.64
China		—		135,118		—		135,118	0.10
Japan		—		278,971		—		278,971	0.20
Central and South America		—		53,452		45		53,497	0.04
Others		—		70,034		9,110		79,144	0.06

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.00

(5)	Loans classified by industry, as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	1,071,914	(Won)	1,286,271	(Won)	2,155,247	(Won)	4,513,432	3.27
Manufacturing		11,468,385		1,825,795		2,469,266		15,763,446	11.41
Services		19,163,721		1,057,966		1,630,228		21,851,915	15.82
Others		4,127,593		1,069,625		979,344		6,176,562	4.47
Households		82,315,391		56,889		6,525,160		88,897,440	64.35
Public sector		418,337		18,337		500,188		936,862	0.68

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

Loans classified by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	689,007	(Won)	1,150,426	(Won)	3,837,500	(Won)	5,676,933	4.09
Manufacturing		12,315,767		1,146,217		1,721,775		15,183,759	10.94
Services		21,240,715		1,422,823		487,968		23,151,506	16.68
Others		4,114,250		71,921		94,863		4,281,034	3.08
Households		84,037,081		69,441		6,114,380		90,220,902	64.98
public sector		325,078		—		—		325,078	0.23

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.00

(6)	Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,070,640	(Won)	1,071,914
Loans in foreign currencies		1,229,064		57,207		1,286,271
Others		1,599,471		555,776		2,155,247

	(Won)	2,829,809	(Won)	1,683,623	(Won)	4,513,432

Loans to financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	6,114	(Won)	682,893	(Won)	689,007
Loans in foreign currencies		1,092,174		58,252		1,150,426
Others		2,806,712		1,030,788		3,837,500

	(Won)	3,905,000	(Won)	1,771,933	(Won)	5,676,933

(7)	Loans to LG Card Co., Ltd.

The Bank has supported LG Card Co., Ltd. with new loans, debt-equity swap, extending maturity and capital reduction in accordance with the agreement of the Financial Institution Creditors (“FIC”). As a result, the Bank has loans of (Won)237,900 million and securities of (Won)504,313 million to LG Card Co., Ltd. as of December 31, 2005. The Bank has provided (Won)45,201 million of allowance for possible loan losses to the loans extended to LG Card Co. Ltd and (Won)305,134 million of valuation gain on the securities is recorded in capital adjustments, net of tax, as of December 31, 2005. The expected losses from loans to LG Card Co., Ltd. are fully dependent on the rehabilitation plan and an effective funding support from the FIC. Therefore, actual credit losses from this credit exposure may differ from management’s current assessment. The accompanying financial statements do not include any possible adjustments that may result from this uncertainty.

(8)	Loans applicable to the Corporate Restructuring Promotion Act

As of December 31, 2005, the Bank has loans of (Won)152,748 million to companies under the Corporate Restructuring Promotion Act, including Hyundai Engineering & Construction Co., Ltd., and has provided an allowance of (Won)22,034 million for possible loan losses. The actual collection amounts from those loans may differ from management’s current estimation.

(9)	The classification of asset quality for loans as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in Won	(Won)	113,720,332	(Won)	2,784,972	(Won)	937,477	(Won)	758,344	(Won)	364,216	(Won)	118,565,341
Loans in foreign currencies		5,197,617		60,553		24,285		31,648		780		5,314,883
Bills bought		1,388,538		5,009		136		288		1,677		1,395,648
Advances for customers		1,201		439		1,394		2,049		6,238		11,321
Credit card receivables		7,068,006		337,624		895		122,365		42,715		7,571,605
Call loans		1,518,948		—		—		—		—		1,518,948
Privately placed bonds		3,727,026		967		1,874		—		—		3,729,867
Factoring receivables		30,990		—		1,054		—		—		32,044

	(Won)	132,652,658	(Won)	3,189,564	(Won)	967,115	(Won)	914,694	(Won)	415,626	(Won)	138,139,657

The classification of asset quality for loans as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in Won	(Won)	114,439,619	(Won)	5,222,736	(Won)	1,710,889	(Won)	1,019,763	(Won)	328,891	(Won)	122,721,898
Loans in foreign currencies		3,645,049		158,672		25,015		30,199		1,893		3,860,828
Bills bought		585,927		9,569		650		2,698		3,037		601,881
Advances for customers		964		2,978		883		6,669		20,626		32,120
Credit card receivables		6,609,976		686,457		539		298,093		48,925		7,643,990
Call loans		2,741,783		—		—		—		—		2,741,783
Privately placed bonds		1,195,825		826		3,076		3,836		68		1,203,631
Factoring receivables		30,802		—		516		992		25		32,335
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	129,249,945	(Won)	6,081,238	(Won)	1,741,568	(Won)	1,362,996	(Won)	403,465	(Won)	138,839,212

(10)	The term structure of loans as of December 31, 2005 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,824,261	(Won)	2,032,241	(Won)	8,176,341	(Won)	27,032,843
Due after 3 months through 6 months		16,013,982		1,133,825		731,058		17,878,865
Due after 6 months through 1 year		32,977,463		978,607		1,379,070		35,335,140
Due after 1 year through 2 years		13,682,894		236,590		1,038,570		14,958,054
Due after 2 years through 3 years		10,237,525		327,997		1,499,611		12,065,133
Due after 3 years through 4 years		4,314,197		77,561		42,542		4,434,300
Due after 4 years through 5 years		5,254,662		234,017		191,646		5,680,325
More than 5 years		19,260,357		294,045		1,200,595		20,754,997

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657

The term structure of loans as of December 31, 2004 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	19,085,485	(Won)	874,100	(Won)	8,648,235	(Won)	28,607,820
Due after 3 months through 6 months		17,430,180		1,047,044		817,269		19,294,493
Due after 6 months through 1 year		35,029,206		906,882		1,467,543		37,403,631
Due after 1 year through 2 years		19,972,984		181,903		629,951		20,784,838
Due after 2 years through 3 years		11,900,101		190,361		480,695		12,571,157
Due after 3 years through 4 years		2,637,763		85,984		63,633		2,787,380
Due after 4 years through 5 years		3,956,310		67,973		49,160		4,073,443
More than 5 years		12,709,869		506,581		100,000		13,316,450

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212

(11)	Sales of loans

In 2005, under the joint collection program of financial institutions, the Bank has sold (Won)189,473 million of certain loans to Hee Mang Moa Special Purpose Company and has recognized gain and loss of (Won)7,233 million and (Won)391 million, respectively. The Bank has also sold (Won)42,097 million of loans to KAMCO under the credit support program for lower income people and recognized gain and loss of (Won)277 million and (Won)2,055 million, respectively. Moreover, the Bank has sold (Won)3,050 million of loans (Auto loans) to Daewoo Motors Sales and recognized (Won)1,709 million of gain on sale of loans. In addition, the Bank has sold (Won)399,864 million of loans to KB 4th SPC, (Won)512,348 million of loans to KB 5th SPC and (Won)242,483 million of loans to KB 6th SPC and recognized (Won)63,797 million and (Won)8,360 million of gain on sale of loans and (Won)13,924 million of loss on sale of loans, respectively. Furthermore, the Bank has recorded

(Won)367 million of gain on sale of loans and (Won)26 million of loss on sale of loans with respect to the other loan sale transactions. The loan amounts presented in the above are the original principal amount without any deduction of allowance or write-offs.

In connection with the sale of loans, the Bank has changed the accounting policy regarding the recognition of gain or loss from the sale of loans. Previously, for the sale of written-off loans, the Bank offset the proceeds from the sale of the loans directly against allowance for possible loan losses, and for the sale of non-written off loans, the Bank recognized the proceeds in excess or less than the book value of the loans at sales date as gain or loss from the sale of loans. From the third quarter of 2004, the Bank has recognized the proceeds in excess or less than the book value as of prior year end date as gain or loss on sale of loans.

(12)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)859,271 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2005.

(13)	The changes in loan origination costs for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	48,889	(Won)	20,938	(Won)	17,802	(Won)	52,025

6.	RESTRUCTURING LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of court receiverships, compositions and workouts for the year ended December 31, 2005 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Court receivership	(Won)	1,778	(Won)	172	(Won)	313	(Won)	—	(Won)	1,293
Composition		7,167		—		—		—		7,167
Workout plan		148,823		—		—		8,504		140,319

	(Won)	157,768	(Won)	172	(Won)	313	(Won)	8,504	(Won)	148,779

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2005 were as follows (Unit: In millions):

	Discount rates (%)	Amount		Present value discounts
				Beginning balance		Addition		Deduction		Ending balance
Court receivership	5.90~20.98	(Won)	11,661	(Won)	6,126	(Won)	535	(Won)	(4,626)	(Won)	2,035
Composition	4.90~19.90		12,397		3,200		2,495		(3,457)		2,238
Workout plan	6.00~28.89		185,038		6,562		13,946		(9,137)		11,371
Others	9.50		30,802		6,223		16		(1,868)		4,371

		(Won)	239,898	(Won)	22,111	(Won)	16,992	(Won)	(19,088)	(Won)	20,015

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	777,038	(Won)	293,589	(Won)	198,047	(Won)	493,880	(Won)	364,216	(Won)	2,126,770
Loans in foreign currencies		20,048		2,665		7,264		19,904		780		50,661
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		18,635		217		918		—		—		19,770
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	904,649	(Won)	337,223	(Won)	206,925	(Won)	588,852	(Won)	415,626	(Won)	2,453,275

The allowance for possible loan losses as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	781,650	(Won)	476,391	(Won)	357,321	(Won)	678,256	(Won)	328,891	(Won)	2,622,509
Loans in foreign currencies		13,061		13,316		8,428		18,413		1,893		55,111
Bills bought		2,930		393		130		1,990		3,037		8,480
Advances for customers		5		621		176		4,873		20,626		26,301
Credit card receivables		66,100		82,375		108		195,214		48,925		392,722
Privately placed bonds		5,979		189		1,159		3,816		68		11,211
Factoring receivables		585		—		103		982		25		1,695
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	870,310	(Won)	573,285	(Won)	367,425	(Won)	904,290	(Won)	403,465	(Won)	3,118,775

(2)	The changes in allowance for possible loan losses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Beginning balance	(Won)	3,186,095	(Won)	3,948,736
Provision for possible loan losses		1,053,088		3,068,248
Reclassification from other allowances (*1)		17,501		289,919
Collection of previously written-off loans		452,959		286,464
Repurchase of NPLs sold		15,863		40,571
Sales of loans		(181,914)		(685,161)
Loans written-off		(2,014,834)		(3,382,130)
Conversion to equity securities		(11,444)		(327,816)
Exemption of loans		(9,570)		(32,847)
Changes in exchange rates and others		(6,967)		(19,889)

Ending balance (*2)	(Won)	2,500,777	(Won)	3,186,095

(*1)	Other allowances for credit lines to Kookmin Credit Card 16th ABS Specialty Company amounting to (Won)17,501 million were transferred to allowances for loan losses.
(*2)	Allowance for possible loan losses includes present value discounts amounting to (Won)20,015 million and (Won)22,111 million as of December 31, 2005 and 2004, respectively, and allowances for other assets amounting to (Won)47,502 million and (Won)67,320 million, respectively.

(3)	The allowance for possible losses on other assets as of December 31, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Account receivables	(Won)	659	(Won)	95

Suspense receivables		20,447		38,952
Uncollected guarantee deposits for rent		8,269		9,295
Settlement costs for financial accident		15,844		15,495
Derivative instruments		2,283		3,209
Other loans of Kookmin Credit Card		—		274

	(Won)	47,502	(Won)	67,320

(4)	The allowance for possible loan losses compared to total loans, net of present value discounts, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
December 31, 2005	(Won)	138,139,657	(Won)	2,453,275	1.78
December 31, 2004		138,839,212		3,118,775	2.25
December 31, 2003		145,040,449		3,910,044	2.70

8.	FIXED ASSETS:

(1)	Fixed assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Tangible assets	(Won)	3,670,603	(Won)	3,594,903

Less: accumulated depreciation		(1,620,892)		(1,428,586)
Accumulated impairment loss		(11,466)		(2,296)
Intangible assets		398,104		468,958
Non-business use property		583		492
Less: valuation allowance		(230)		(253)

	(Won)	2,436,702	(Won)	2,633,218

(2)	Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,522	(Won)	—	(Won)	7,109	(Won)	979,413
Buildings		939,204		160,328		4,357		774,519
Leasehold improvements		190,109		145,746		—		44,363
Equipment and vehicles		1,554,613		1,314,818		—		239,795
Construction in progress		155		—		—		155

	(Won)	3,670,603	(Won)	1,620,892	(Won)	11,466	(Won)	2,038,245

Tangible assets as of December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	999,021	(Won)	—	(Won)	1,306	(Won)	997,715
Buildings		914,968		140,114		990		773,864
Leasehold improvements		174,425		123,907		—		50,518
Equipment and vehicles		1,505,247		1,164,565		—		340,682
Construction in progress		1,242		—		—		1,242

	(Won)	3,594,903	(Won)	1,428,586	(Won)	2,296	(Won)	2,164,021

(3)	The changes in book value of tangible assets for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	997,715	(Won)	439	(Won)	—	(Won)	12,041	(Won)	—	(Won)	(6,621)	(Won)	(79)	(Won)	979,413
Buildings		773,864		1,551		27,804		4,284		20,829		(3,577)		(10)		774,519
Leasehold improvements		50,518		—		28,938		2,262		32,795		—		(36)		44,363
Equipment and vehicles		340,682		111,993		—		2,727		209,723		—		(430)		239,795
Construction in progress		1,242		55,655		(56,742)		—		—		—		—		155

	(Won)	2,164,021	(Won)	169,638	(Won)	—	(Won)	21,314	(Won)	263,347	(Won)	(10,198)	(Won)	(555)	(Won)	2,038,245

(4)	The published value of land was (Won)1,059,377 million and (Won) 832,294 million as of December 31, 2005 and 2004, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(5)	Tangible assets, which have been insured as of December 31, 2005, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	623,428	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		36,697
	Equipment and vehicles		105,795

		(Won)	765,920

(6)	Intangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	326,439	(Won)	378,669
Others		35,433		15,998		19,435

	(Won)	740,541	(Won)	342,437	(Won)	398,104

(7)	The changes in intangible assets for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	457,015	(Won)	—	(Won)	78,346	(Won)	378,669
Others		11,943		12,920		5,428		19,435

	(Won)	468,958	(Won)	12,920	(Won)	83,774	(Won)	398,104

(8)	Non-business use properties as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use properties	(Won)	583	(Won)	230	(Won)	353

9.	OTHER ASSETS:

(1)	Other assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Guarantee deposits paid	(Won)	1,164,533	(Won)	1,290,891
Accounts receivable		466,442		2,353,377
Accrued income		998,354		971,170
Prepaid accounts		65,519		96,949
Prepaid expenses		43,266		33,540
Deferred income tax assets (Note 24)		353,214		502,937
Derivatives assets		1,202,063		2,391,984
Domestic exchange settlement debits		720,433		520,612
Sundry assets		34,502		39,401
Allowances for credit losses		(47,502)		(67,320)

	(Won)	5,000,824	(Won)	8,133,541

(2)	Sundry assets as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Receivables on cash sent to other banks	(Won)	350	(Won)	680
Supplies		14,468		16,036
Deposit money to court (*)		19,514		22,354
Asset disposal receivables		170		299
others		—		32

	(Won)	34,502	(Won)	39,401

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)9,103 million, (Won)9,910 million and (Won)11,061 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Deposits in Won	(Won)	119,512,556	(Won)	120,664,582
Deposits in foreign currencies		1,379,133		1,434,061
Negotiable certificates of deposits		5,389,543		4,911,891

	(Won)	126,281,232	(Won)	127,010,534

(2)	Deposits in Won and deposits in foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	Interest rate (%)	2005		2004
Demand deposits in Won

Checking deposits	—	(Won)	190,629	(Won)	110,967
Household checking deposits	0.10		478,851		417,443
Temporary deposits	—		3,668,420		2,858,688
Passbook deposits	0.10		13,403,993		10,767,705
Public fund deposits	0.10		176,397		157,840
National Treasury deposits	—		2,879		1,840
Nonresident’s deposit in Won	0.10		24,898		24,301

			17,946,067		14,338,784

Time deposits and savings deposits in Won
Time deposits	2.40~3.80		57,387,089		62,835,217
Installment savings deposits	3.25~3.85		1,218,956		1,249,939
Property formation savings	8.50		955		1,516
Workers’ savings for housing	8.50~11.50		27		49
Time and savings deposits of non residents in Won	2.40~3.80		213,436		263,671
General savings deposits	0.10~3.10		20,151,013		19,120,739
Corporate savings deposits	0.10~3.00		9,391,238		7,358,107
Long-term savings deposits for workers	11.50~12.00		7,388		39,104
Long-term housing savings deposits	4.30		2,390,596		1,663,366
Long-term savings for households	11.00		7,377		20,108
Workers’ preferential savings deposits	5.35		1,097,848		2,171,785
Mutual installment deposits	3.00~3.85		5,120,668		6,306,923
Mutual installment for housing	2.20~3.60		4,582,031		5,295,274

			101,568,622		106,325,798
Gain on valuation of fair value hedged item			(2,133)		—

		(Won)	119,512,556	(Won)	120,664,582

Demand deposits in foreign currencies

Checking deposits	0.00 ~ 3.50	(Won)	51,185	(Won)	37,137
Passbook deposits	0.05		701,514		663,261
Notice deposits	1.12 ~ 6.20		241		276
Temporary deposits	—		1,300		1,315

			754,240		701,989

Time deposits and savings deposits in foreign currencies
Time deposits	0.10 ~ 7.55		622,887		729,950
Installment savings deposits	5.00 ~ 6.50		643		662
Others	—		1,363		1,460

			624,893		732,072

		(Won)	1,379,133	(Won)	1,434,061

Negotiable certificates of deposits	3.35 ~ 4.05	(Won)	5,389,543	(Won)	4,911,891

		(Won)	126,281,232	(Won)	127,010,534

(3)	Deposits with financial institutions as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Financial institutions	2005		2004
Deposits in Won	Banks	(Won)	1,023,544	(Won)	1,683,255
	Others		5,201,307		5,240,889

			6,224,851		6,924,144

Deposits in foreign currencies	Banks		40,400		17,153
	Others		27,141		38,678

			67,541		55,831

		(Won)	6,292,392	(Won)	6,979,975

(4)	Term structure of deposits in Won and deposits in foreign currencies was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	72,722,858	(Won)	11,074,041	(Won)	25,280,674	(Won)	7,752,630	(Won)	2,682,353	(Won)	119,512,556
Deposits in foreign currencies		1,189,235		146,190		37,613		6,095		—		1,379,133
Negotiable certificate of deposits		2,346,463		2,351,554		690,927		599		—		5,389,543

	(Won)	76,258,556	(Won)	13,571,785	(Won)	26,009,214	(Won)	7,759,324	(Won)	2,682,353	(Won)	126,281,232

11.	BORROWINGS:

(1)	Borrowings as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings in Won	(Won)	2,608,515	(Won)	2,945,237
Borrowings in foreign currencies		3,186,803		2,540,260
Bonds sold under repurchase agreements		6,384,308		3,449,445
Bills sold		296,722		41,988
Due to BOK in foreign currencies		542		2,007
Call money		1,260,446		655,359

	(Won)	13,737,336	(Won)	9,634,296

(2)	Borrowings in Won as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2005		2004
Borrowings from the Bank of Korea	BOK	2.00	(Won)	646,308	(Won)	920,144
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		636,948		697,772
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 4.50		115,437		158,245
Borrowings from National Housing Fund	National Housing Fund	8.00		2,004		2,986
Borrowings from other financial institutions	Korea Development Bank	2.00 ~ 4.00		4,353		5,227
Other borrowings	Small Business Corporation and others	1.92 ~ 7.00		1,203,465		1,160,863

			(Won)	2,608,515	(Won)	2,945,237

(3)	Borrowings in foreign currencies as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Due to banks	CITI BANK. N. A. and others	—	(Won)	42,954	(Won)	27,463
Borrowings from banking institutions	Sumitomo Mitsui Banking Co., Ltd. and others	0.06 ~ 4.97		1,857,330		991,363
Off-shore borrowings in foreign currencies	ABN AMRO and others	0.32 ~ 5.16		401,197		663,993
Other borrowings from banking institutions	IBRD	4.32		10,466		13,882
Other borrowings in foreign currencies	Person, organization & corporations	0.00 ~ 4.77		874,856		843,559

			(Won)	3,186,803	(Won)	2,540,260

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of December 31, 2005 and 2004 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Bonds sold under repurchase agreements in Won	Person, Group Corporations	3.15 ~ 4.25	(Won)	6,384,308	(Won)	3,449,445
Bills sold	Teller’s Sales	3.25 ~ 4.00		296,722		41,988
Due to the Bank of Korea in foreign currencies	BOK	3.82 ~ 4.67		542		2,007

			(Won)	6,681,572	(Won)	3,493,440

(5)	Call money as of December 31, 2005 and 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Won	Samsung Life Insurance Co., Ltd. and others	3.40 ~ 3.65	(Won)	984,100	(Won)	638,500
Foreign currencies	Korea Exchange Bank and others	4.25 ~ 4.45		276,346		13,685
Inter-bank borrowings		—		—		3,174

			(Won)	1,260,446	(Won)	655,359

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		2,301,481		276,346		2,693,264
Others		4,353		10,466		984,100		998,919

	(Won)	766,098	(Won)	2,311,947	(Won)	1,260,988	(Won)	4,339,033

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	920,144	(Won)	—	(Won)	2,007	(Won)	922,151
Banks		158,245		1,684,978		13,685		1,856,908
Others		5,227		13,882		638,500		657,609

	(Won)	1,083,616	(Won)	1,698,860	(Won)	654,192	(Won)	3,436,668

(7)	Term structure of borrowings as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	711,978	(Won)	71,183	(Won)	151,966	(Won)	712,198	(Won)	961,190	(Won)	2,608,515
Borrowings in foreign currencies		1,369,440		1,009,506		463,420		315,981		28,456		3,186,803
Bonds sold under repurchase agreements		3,391,564		1,415,535		1,562,596		14,613		—		6,384,308
Bills sold		89,094		207,482		146		—		—		296,722
Due to the BOK in foreign currencies		426		116		—		—		—		542
Call money		1,260,446		—		—		—		—		1,260,446

	(Won)	6,822,948	(Won)	2,703,822	(Won)	2,178,128	(Won)	1,042,792	(Won)	989,646	(Won)	13,737,336

12.	DEBENTURES:

(1)	Debentures as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Debentures in Won	(Won)	15,528,273	(Won)	21,293,079
Less: Discount on debentures		(35,368)		(120,396)
Debentures in foreign currencies		1,051,990		696,522
Addition: Premiums on debentures		3,092		5,490

	(Won)	16,547,987	(Won)	21,874,695

(2)	Debentures in Won as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	Annual interest rate (%)	2005		2004
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	5.90 ~ 6.60		208,131		80,000
Subordinated fixed rate debentures in Won	4.18 ~ 15.66		5,794,072		6,017,095
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.43 ~ 7.80		390,000		930,000
KCC floating rate debentures	—		—		610,000
Fixed rate debentures	3.32 ~ 7.49		8,068,146		12,543,566

			15,569,017		21,289,329
Loss (gain) on valuation of fair value hedged items (current year portion)			(44,494)		3,750
Loss on valuation of fair value hedged items (prior year portion)			3,750		—

			15,528,273		21,293,079
Discounts on debentures			(35,368)		(120,396)

		(Won)	15,492,905	(Won)	21,172,683

(3)	Hybrid debentures and subordinated debentures as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2005		2004
Subordinated fixed rate debentures in Won	Jan-98 ~ Jul-98	Jul-03 ~ Nov-09	11.04 ~ 15.66	(Won)	104,985	(Won)	133,477
	Mar-00	Mar-05	9.65		5,469		200,000
	Jun-00	Jan-06	9.04 ~ 9.10		253,975		253,975
	Sep-00	Jan-06	8.99		300,000		300,000
	Sep-00	Jan-06	8.79 ~ 8.85		150,000		150,000
	Nov-00	Feb-06 ~Nov-10	8.65 ~ 9.65		262,051		262,051
	Dec-00	Jan-06	8.71		200,000		200,000
	May-01	Feb-07	7.6 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.84 ~ 5.87		57,784		57,784
	Dec-04	Jun-10	4.18 ~ 4.20		700,000		700,000

					5,999,072		6,222,095

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	6,902,740	(Won)	7,125,763

(4)	Debentures in foreign currencies as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	Annual interest rate (%)	2005		2004
Floating rates debentures	0.17 ~ 5.36	(Won)	550,365	(Won)	110,810
Fixed rates debentures	2.37 ~ 4.63		517,234		532,913
KCC floating rate debentures	—		—		60,227

			1,067,599		703,950
Gain on valuation of fair value hedged items (current year portion)			(8,181)		(5,925)
Gain on valuation of fair value hedged items (prior year portion)			(7,428)		(1,503)

			1,051,990		696,522
Premiums on debentures			4,076		6,336
Discounts on debentures			(984)		(846)

		(Won)	1,055,082	(Won)	702,012

(5)	Term structure of debentures as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	1,825,117	(Won)	2,924,111	(Won)	3,532,030	(Won)	3,215,630	(Won)	4,031,385	(Won)	15,528,273
Debentures in foreign currencies		20,381		48,994		42,995		593,743		345,877		1,051,990

	(Won)	1,845,498	(Won)	2,973,105	(Won)	3,575,025	(Won)	3,809,373	(Won)	4,377,262	(Won)	16,580,263

13.	OTHER LIABILITIES:

Other liabilities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Accrued severance benefits (Note 15)	(Won)	387,491	(Won)	319,947
Less: Severance insurance deposits (Note 15)		(236,529)		(193,325)
Allowance for possible losses on acceptances and guarantees		10,141		1,150
Due to trust accounts		1,059,469		811,339
Accounts payable		834,510		2,723,038
Accrued expenses		4,872,756		4,116,593
Advances from customers		360,766		191,642
Unearned revenues		79,652		97,269
Withholding taxes		83,262		3,687
Guarantees deposits received		109,454		111,723
Derivatives liabilities		1,070,996		2,219,630
Accounts for agency business		110,982		233,690
Domestic exchange settlement loans		538,799		258,020
Agency		272,838		280,569
Sundry liabilities (Note 16)		1,098,907		768,091

	(Won)	10,653,494	(Won)	11,943,063

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2005 and 2004 were as follows (Unit: In millions):

Types	2005		2004
Confirmed acceptances and guarantees in Won
Payment guarantee for issuance of debentures	(Won)	768	(Won)	472
Payment guarantee for loans		34,527		30,852
Others		352,946		260,497

		388,241		291,821

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		86,170		101,180
Acceptances for letters of guarantee for importers		68,272		62,829
Guarantees for performance of contracts		68,692		32,039
Guarantees for bids		4,004		2,606
Guarantees for borrowings		48,091		26,728
Guarantees for repayment of advances		761,489		23,213
Others		364,601		435,372

		1,401,319		683,967

		1,789,560		975,788

Unconfirmed acceptances and guarantees
Letters of credit		1,092,825		1,016,414
Others		879,367		295,360

		1,972,192		1,311,774

Bills Endorsed		10,910		9,396

	(Won)	3,772,662	(Won)	2,296,958

(2)	Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	1,383,240	(Won)	1,354,723	(Won)	2,737,963	72.78
Small and medium corporations		401,455		612,302		1,013,757	26.95
Public sector and others		2,652		5,088		7,740	0.21
Foreign customer		2,213		79		2,292	0.06

	(Won)	1,789,560	(Won)	1,972,192	(Won)	3,761,752	100.00

Acceptances and guarantees, by customer, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	356,397	(Won)	438,394	(Won)	794,791	34.74
Small and medium corporations		616,849		844,951		1,461,800	63.90
Public sector and others		—		25,514		25,514	1.12
Foreign customer		2,542		2,915		5,457	0.24

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Public sector	(Won)	707,759	(Won)	867,544	(Won)	1,575,303	41.87
Finance		389,019		10,311		399,330	10.62
Service		277,569		403,005		680,574	18.09
Manufacturing		298,596		663,200		961,796	25.57
Others		116,617		28,132		144,749	3.85

	(Won)	1,789,560	(Won)	1,972,192	(Won)	3,761,752	100.00

Acceptances and guarantees, by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Finance	(Won)	242,520	(Won)	911	(Won)	243,431	10.64
Service		265,714		346,398		612,112	26.76
Manufacturing		373,205		863,085		1,236,290	54.04
Others		94,349		101,380		195,729	8.56

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,972,113	(Won)	3,427,383	91.11
France		293,770		—		293,770	7.81
USA		40,520		—		40,520	1.08
Others		—		79		79	—

	(Won)	1,789,560	(Won)	1,972,192	(Won)	3,761,752	100.00

Acceptances and guarantees, by country, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	934,036	(Won)	1,311,073	(Won)	2,245,109	98.14
USA		41,752		701		42,453	1.86

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(5)	Until 2004, the Bank provided allowance for possible losses on confirmed acceptances and guarantees, which were classified as substandard or less than substandard. However, pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses on acceptances and guarantees to note endorsed, unconfirmed acceptances and guarantees and confirmed acceptances and guarantees classified as normal and precautionary, and provided allowance for possible losses based on the credit classification, minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor of the respective exposures since 2005.

Allowance for possible losses on acceptances and guarantees as of December 31, 2005 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	382,574	(Won)	1,387,575	(Won)	1,943,043	(Won)	10,572	(Won)	3,723,764
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010

	(Won)	388,241	(Won)	1,401,319	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662
Allowance for possible losses		1,395		3,640		5,028		78		10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

Allowance for possible losses on confirmed acceptances and guarantees as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Total
	Won		Foreign currencies
Normal	(Won)	280,910	(Won)	672,484	(Won)	953,394
Precautionary		8,614		10,312		18,926
Substandard		2,042		1,024		3,066
Doubtful		225		142		367
Estimated loss		30		5		35

	(Won)	291,821	(Won)	683,967	(Won)	975,788
Allowance for possible losses		551		599		1,150

Ratio (%)		0.19		0.09		0.12

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2005, 2004 and 2003 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2005(*)	(Won)	3,772,662	(Won)	10,141	0.27
December 31, 2004		975,788		1,150	0.12
December 31, 2003		800,297		1,074	0.13

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank extended the scope of allowance for possible losses.

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes		Ending
Accrued severance benefits	(Won)	319,947	(Won)	129,897	(Won)	62,332	(Won)	(21)	(Won)	387,491
Severance insurance deposits		(193,325)		(71,993)		(28,789)		—		(236,529)

	(Won)	126,622	(Won)	57,904	(Won)	33,543	(Won)	(21)	(Won)	150,962

As of December 31, 2005 and 2004, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd., and others in which the beneficiary is a respective employee. The total severance benefits paid for the year ended December 31, 2005 amounted to (Won)317,947 million, including the additional severance benefits of (Won)255,615 million relating to early retirements paid in February 2005.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings for others’ business	(Won)	128,567	(Won)	87,685
foreign currency bills payable		38,645		21,395
Prepaid card and debit card liabilities		8,540		4,714
Subscription deposits		45,904		40,085
Other allowances		875,835		611,120
Others		1,416		3,092

	(Won)	1,098,907	(Won)	768,091

(2)	Other allowances as of December 31, 2005 and 2004 consisted of (Unit: In millions):

	2005		2004
Loss on branch closure	(Won)	167	(Won)	237
Unused credit limit		342,281		45,234
Mileage rewards		85,876		80,676
Credit commitments to SPC (Note 19)		384,724		438,343
KAMCO loans sold (Note 19)		241		217
Dormant accounts		27,035		14,976
KP Chemical loans sold		4,029		4,029
Others		31,482		27,408

	(Won)	875,835	(Won)	611,120

The Bank provided other allowance for certain portions of the unused cash advance facility of active credit card accounts with transaction records during the recent one year until 2004. In connection with the amendment of Supervisory Regulation of Banking Business, the Bank has extended the scope of other allowance for the unused line of credit to the unused credit limit for purchase of credit card and unused credit line of consumer and corporate loans, and provided other allowance based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service since 2005. The unused credit limit for other allowances amounts to (Won)72,422,182 million as of December 31, 2005.

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2005 and 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (4.95 percent) and ING Bank N.V. Amsterdam (4.06 percent) as of December 31, 2005. As of December 31, 2005, 51,175,814 common shares, equivalent to 15.21 percent of the total issued shares, are listed on the New York Stock Exchange as ADS and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		24,048		—

	(Won)	6,254,786	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Retained earnings as of December 31, 2005 and 2004 are summarized as follows (Unit: In millions):

	2005		2004
Legal reserve	(Won)	601,340	(Won)	545,740
Business rationalization reserve		—		40,760
Reserve for financial structure improvement		55,600		—
Voluntary reserve		852,700		1,072,800
Other reserve		362,862		2,490
Retained earnings before appropriations		2,057,446		185,105

	(Won)	3,929,948	(Won)	1,846,895

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. Since the requirement was no longer effective from 2002, business rationalization reserve was transferred to retained earnings, pursuant to the approval at the shareholders’ meeting on March 18, 2005.

5)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Treasury stock	(Won)	(9,660)	(Won)	(1,322,320)
Gain on valuation of available-for-sale securities		511,368		707,487
Gain on valuation of held-to-maturity securities		426		—
Gain on gain on valuation of securities using the equity method		13,282		10,443
Loss on gain on valuation of securities using the equity method		(12,334)		(4,751)
Stock option		3,888		29,613
Loss on sales of treasury stock		—		(1,459)

	(Won)	506,970	(Won)	(580,987)

2)	The changes of capital adjustments for the year ended December 31, 2005 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realized		Deferred tax income		Ending balance
Treasury stock	(Won)	(1,322,320)	(Won)	—	(Won)	1,312,660	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		707,487		401,277		(424,458)		(172,938)		511,368
Gain on valuation of held-to-maturity securities		—		952		(526)		—		426
Change due to the equity method		5,692		(16,788)		10,719		1,325		948
Stock option		29,613		(21,992)		(3,733)		—		3,888
Loss on sales of treasury stock		(1,459)		1,459		—		—		—

	(Won)	(580,987)	(Won)	364,908	(Won)	894,662	(Won)	(171,613)	(Won)	506,970

3)	Treasury stock

The Bank, with the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan (ESOP) as part of employee benefits and purchased three million shares of treasury stock under the plan. In 2003, the Bank contributed one million shares to the Employee Stock Ownership Association (ESOA). Pursuant to the approval of the Board of Directors on February 3, 2005, the Board of Directors decided to contribute additional two million shares to the ESOA. One million shares were given on February 23, 2005 and another million shares were given on April 12, 2005. As a result of the contribution, the Bank recognized (Won)996 million of gain before tax on sales of treasury stock as of December 31, 2005.

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 out of 30,623,761 shares previously owned by the Korean government through public bidding at (Won)43,700 per share. For the year ended December 31, 2005, the Bank has sold 26,680,772 shares of treasury stock for (Won)1,248,663 million at the domestic over-the-counter market and issued 742,989 shares of global depositary receipts on June 16, 2005 for the purpose of increasing net capital and enhancing the quality of the financial structure pursuant to the resolution of the Board of Directors on April 27, 2005. As a result of the sale of treasury stock, the Bank has recognized (Won)35,106 million of gain before tax for the year ended December 31, 2005.

In addition, as a result of the exercise of stock option, the Bank recognized gain on disposal of treasury stock amounting to (Won)494 million (not reflecting income tax effect) for the year ended December 31, 2005. Also, the Bank holds 0.06 percent (217,935 shares) of the total common stock issued as treasury stock as of December 31, 2005.

(5)	Dividends

The calculation of dividends for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	217,935	29,881,209

Dividend stocks (shares)	336,161,181	306,497,907
Dividend rate (%)	11.00	11.00

The amount of dividend (Won in million)	184,889	168,574

Dividend propensity (%) (*)	8.21	30.36

Dividend yield ratio (%)	0.72	1.36

(*)	The change in net income due to the accounting changes of the private beneficiary certificates described in Note 2 was not reflected in the dividend propensity as of December 31, 2004.

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to executives. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank currently owns as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Due to the change of accounting estimation, additional stock compensation expense amounting to (Won)13,483 million was recognized for the year ended December 31, 2005 and (Won)43,016 million of stock options (capital adjustment) were transferred to accrued expenses. The stock options, which will be exercised through treasury stock, are options from Series 2, 5, 7 and 8, and the respective number of shares is 592 shares, 22,490 shares, 194,632 shares and 221 shares, respectively.

The details of the stock options as of December 31, 2005 were as follows:

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Series 2	01.03.15	214,975	16,882	64,398	133,695	(Won)	28,027	04.03.16 ~ 09.03.15
Series 5	00.02.28	267,000	65,218	141,028	60,754		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24	111,000	38,624	35,650	36,726		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16	850,000	200,000	—	650,000		51,200	04.11.17 ~ 09.11.16
Series 8-1 (*1)	02.03.22	132,000	89,753	200	42,047		57,100	05.03.23 ~ 10.03.22
Series 8-2 (*2)	02.03.22	490,000	180,691	32,405	276,904		57,100	05.03.23 ~ 10.03.22
Series 9 (*2)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 ~ 10.07.26
Series 10-1(*1)	03.03.21	140,000	76,557	—	63,443		48,685	06.03.22 ~ 11.03.21
Series 10-2 (*2)	03.03.21	180,000	90,440	—	89,560		35,500	06.03.22 ~ 11.03.21
Series 11(*1)	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 ~ 11.08.27
Series 12 (*1)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 ~ 12.02.09
Series 13-1(*1)	04.03.23	20,000	—	—	20,000		48,650	07.03.24 ~ 12.03.23
Series 13-2 (*2)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 ~ 12.03.23
Series 14 (*1 & 2)	04.11.01	700,000	—	—	700,000		52,100	07.11.02 ~ 12.11.01
Series 15-1(*1)	05.03.18	165,000	—	—	165,000		60,300	08.03.19 ~ 13.03.18
Series 15-2 (*2)	05.03.18	765,000	—	—	765,000		46,800	08.03.19 ~ 13.03.18
Series 16 (*2)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 ~ 13.04.27
Series 17 (*2)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 ~ 13.07.22
Series 18 (*2)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 ~ 13.08.23

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Kookmin Credit Card-1 (*3)	01.03.22	22,146	—	—	22,146	(Won)	71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card -2 (*1 & 3)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 ~ 11.03.29

		4,282,111	798,636	273,681	3,209,794

(*1)	The exercise price is adjusted by reflecting the increase in average stock price index of banking industry as of December 31, 2005.
(*2)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*3)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation cost of the stock options to be exercised through issuance of treasury stock is calculated based on the fair value basis method. The main assumptions used under the fair value basis method were as follows:

	Stock price at grant date		Risk free interest rate (%)	Expected exercise period(years)	Volatility (%)	Expected dividend’s rate of return (%)	Compensation cost per share
Series 2	(Won)	25,156	6.06	5.50	70.3	2.47	(Won)	15,987
Series 5		33,750	4.74	1.33	73.3	1.93		13,320
Series 7		45,800	4.91	3.00	58.9	—		18,364
Series 8		58,000	6.14	3.00	53.6	—		24,494

(3)	The compensation costs, by the settlement method, as of December 31, 2005 were as follows (Unit: In millions):

	Cash settlement		Stock settlement
Total compensation cost of stock option	(Won)	69,394	(Won)	3,888
Reflected compensation cost		43,016		3,888

Compensation cost to be reflected	(Won)	26,378	(Won)	—

The Bank recognized (Won)21,024 million of compensation cost for the year ended December 31, 2005.

(4)	The weighted average exercise price and the weighted average fair value of the stock options through issuance of treasury stock as of December 31, 2005 are (Won)48,708 and (Won)17,843, respectively.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated, amounting to (Won)7,743,273 million and (Won)6,629,858million as of December 31, 2005 and 2004, respectively.

(2)	As of December 31, 2005, the Bank has entered into commitments to provide credit line of (Won)3,302,896 million and to purchase commercial papers amounting to (Won)1,507,900 million with several special purpose companies. Under these commitments, the Bank extended (Won)174,970 million of loans to the companies and recognized (Won)384,724 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of December 31, 2005. In addition, the Bank has (Won)93,710 million of outstanding commitments to provide foreign currency loans as of December 31, 2005.

(3)	The Bank entered into the business cooperation agreements with Woori Credit Card, Citibank and Nonghyup for the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(4)	As of December 31, 2005, the Bank has provided allowances of (Won)241 million for losses from possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)685 million.

(5)	As of December 31, 2005 and 2004, the Bank recorded receivables amounting to (Won)383,838 million and (Won)2,286,066 million, and payables amounting to (Won)383,550 million and (Won)2,283,394 million for unsettled foreign currency spot transactions.

(6)	As of December 31, 2005, the Bank faces 128 pending legal actions involving aggregate damages of (Won)292,516 million. On the other hand, the Bank is filed 199 lawsuits, which are still pending, with aggregate claims of (Won)203,002 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

(7)	For the current year, the Fair Trade Commission has taken an investigation into the inter-company transactions of the Bank, but the ultimate results of the investigation is not certain as of December 31, 2005.

(8)	The notional amounts outstanding for derivative contracts as of December 31, 2005 and 2004 were as follows (Unit: In millions):

Type	2005						2004
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	303,250	(Won)	—	(Won)	303,250	(Won)	—	(Won)	—	(Won)	—
Interest rate futures		695,443		—		695,443		605,224		—		605,224
Interest rate swaps		33,487,799		1,581,097		35,068,896		31,951,803		1,007,900		32,959,703
Interest rate options purchased		300,650		—		300,650		354,190		—		354,190
Interest rate options sold		640,650		—		640,650		854,190		—		854,190

		35,427,792		1,581,097		37,008,889		33,765,407		1,007,900		34,773,307

Currency:
Currency forwards		58,354,822		—		58,354,822		53,943,197		—		53,943,197
Currency futures		2,419,652		—		2,419,652		2,537,269		—		2,537,269
Currency swaps		4,796,740		—		4,796,740		4,184,152		—		4,184,152
Currency options purchased		119,345		—		119,345		245,387		—		245,387
Currency options sold		73,056		—		73,056		270,247		—		270,247

		65,763,615		—		65,763,615		61,180,252		—		61,180,252

Stock:
Stock index futures		13,567		—		13,567		3,406		—		3,406
Stock options purchased		2,746,364		—		2,746,364		1,743,480		—		1,743,480
Stock options sold		2,754,603		—		2,754,603		1,729,630		—		1,729,630

		5,514,534		—		5,514,534		3,476,516		—		3,476,516

Other:				—						—
Gold index purchased		146,268		—		146,268		—		—		—
Gold index sold		146,268		—		146,268		—		—		—

		292,536		—		292,536		—		—		—

	(Won)	106,998,477	(Won)	1,581,097	(Won)	108,579,574	(Won)	98,422,175	(Won)	1,007,900	(Won)	99,430,075

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

December 31, 2005

Type	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S) (*)
	Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	6 (3)	(Won)	— —	(Won)	6 (3)	(Won)	6 (3)
Interest rate options purchased		694 (4,115)		— —		694 (4,115)		2,778 —
Interest rate options sold		3,867 (1,109)		— —		3,867 (1,109)		— (2,179)
Interest rate swaps		444,678 (367,194)		1,336 (56,144)		446,014 (423,338)		231,275 (242,745)

		449,245 (372,421)		1,336 (56,144)		450,581 (428,565)		234,059 (244,927)

Currency:
Currency forwards		593,383 (531,394)		— —		593,383 (531,394)		607,398 (584,155)
Currency swaps		66,458 (96,686)		— —		66,458 (96,686)		298,431 (179,250)
Currency options purchased		118 (1,011)		— —		118 (1,011)		117 (1,011)
Currency options sold		620 (41)		— —		620 (41)		618 (42)

		660,579 (629,132)		— —		660,579 (629,132)		906,564 (764,458)

Stock:
Stock option purchased		20,002 (18,244)		— —		20,002 (18,244)		61,345 —
Stock option sold		19,765 (19,240)		— —		19,765 (19,240)		— (61,516)

		39,767 (37,484)		— —		39,767 (37,484)		61,345 (61,516)

Other:
Gold index purchased		36 (1,841)		— —		36 (1,841)		95 —
Gold index sold		1,928 (34)		— —		1,928 (34)		— (95)

		1,964 (1,875)		— —		1,964 (1,875)		95 (95)

	(Won)	1,151,555 (1,040,912)	(Won)	1,336 (56,144)	(Won)	1,152,891 (1,097,056)	(Won)	1,202,063 (1,070,996)

December 31, 2004

Type	Gain (loss) valuation (I/S)						Fair value (B/S)(*)
	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	4,234 (3,192)	(Won)	— —	(Won)	4,234 (3,192)	(Won)	6,202 —
Interest rate options sold		4,052 (9,865)		— —		4,052 (9,865)		— (17,757)
Interest rate swaps		319,044 (279,831)		3,890 (6,065)		322,934 (285,896)		316,333 (354,023)

		327,330 (292,888)		3,890 (6,065)		331,220 (298,953)		322,535 (371,780)

Type	Gain (loss) valuation (I/S)						Fair value (B/S)(*)
	Trading		Hedge		Total
Currency:
Currency forwards		1,519,740 (1,480,920)		— —		1,519,740 (1,480,920)		1,519,636 (1,486,626)
Currency swaps		321,802 (250,158)		— —		321,802 (250,158)		476,703 (287,203)
Currency options purchased		323 (1,792)		— —		323 (1,792)		281 (887)
Currency options sold		2,683 (379)		— —		2,683 (379)		827 (379)

		1,844,548 (1,733,249)		— —		1,844,548 (1,733,249)		1,997,447 (1,775,095)

Stock:
Stock option purchased		10,554 (8,718)		— —		10,554 (8,718)		72,002 —
Stock option sold		9,790 (9,631)		— —		9,790 (9,631)		— (72,755)

		20,344 (18,349)		— —		20,344 (18,349)		72,002 (72,755)

	(Won)	2,192,222 (2,044,486)	(Won)	3,890 (6,065)	(Won)	2,196,112 (2,050,551)	(Won)	2,391,984 (2,219,630)

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of December 31, 2005, the Bank recognized (Won)56,144 million of gains and (Won)1,336 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(9)	The Bank has credit linked notes issued by Morgan Stanley for the commission gain as of December 31, 2005 as follows (Unit: In thousands):

Contract date	Expired date	2005	2004	Reference entity
2003.3.24	2006.3.24	$40,000	$40,000	KDB, KEPCO, POSCO, KT

In accordance with the agreements of the credit linked notes, when the credit events such as default occurs in the reference entities during the contract period, the credit linked notes are returned to Morgan Stanley and the Bank will receive the debt securities issued by the reference entities for the consideration of the credit linked notes or cash equivalents to the debt securities issued by the reference entities.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Assets and liabilities denominated in foreign currencies as of December 31, 2005 and 2004 were as follows:

	2005				2004
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	148,473	(Won)	150,402	US$	119,501	(Won)	124,735
Due from banks-foreign currencies		531,036		537,941		581,957		607,447
Securities-foreign currencies		768,890		778,887		910,909		950,807
Loans in foreign currencies		5,246,674		5,314,883		3,698,819		3,860,828
Bills bought in foreign currencies		1,359,412		1,377,085		550,665		574,785
Call loans in foreign currencies		49,307		49,948		183,736		191,784

Liabilities:
Deposits-foreign currencies	US$	1,361,435	(Won)	1,379,133	US$	1,373,885	(Won)	1,434,061
Borrowings-foreign currencies		3,145,906		3,186,803		2,433,665		2,540,260
Due to BOK		535		542		1,923		2,007
Call money in foreign currencies		272,800		276,346		13,111		13,685
Debentures-foreign currencies		1,038,490		1,051,990		667,294		696,522
Foreign exchange remittance pending		38,149		38,645		20,497		21,395

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005					2004
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Assets
Due from banks(*)	(Won)	906,427	(Won)	26,274	2.90	(Won)	829,905	(Won)	9,995	1.20
Securities		23,793,346		1,127,393	4.74		18,587,268		1,045,947	5.63
Loans		137,302,104		10,139,482	7.38		142,963,137		11,437,600	8.00

	(Won)	162,001,877	(Won)	11,293,149	6.97	(Won)	162,380,310	(Won)	12,493,542	7.69

Liabilities
Deposits	(Won)	124,548,169	(Won)	3,209,746	2.58	(Won)	129,654,719	(Won)	3,909,204	3.02
Borrowings		12,438,673		384,332	3.09		10,891,248		326,586	3.00
Debentures		18,792,546		1,034,471	5.50		19,046,584		1,116,110	5.86

	(Won)	155,779,388	(Won)	4,628,549	2.97	(Won)	159,592,551	(Won)	5,351,900	3.35

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Salaries	(Won)	1,429,852	(Won)	1,196,981
Provision for severance benefits		129,897		124,608
Other employee benefits		365,604		335,764
Rent		86,664		79,139
Depreciation and amortization		347,121		415,289
Taxes and dues		122,051		122,982
Advertising		66,273		43,869
Development expenses		132,294		134,300
Other general and administrative expenses		296,006		287,001

	(Won)	2,975,762	(Won)	2,739,933

(2)	Other general and administrative expenses for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Communication	(Won)	34,793	(Won)	36,813
Electricity and utilities		16,696		17,540
Publication		20,459		21,871
Repairs maintenance		18,406		18,142
Vehicle		27,155		27,746
Travel		3,758		4,700
Training		17,928		20,695
Other		156,811		139,494

	(Won)	296,006	(Won)	287,001

23.	NON-OPERATING INCOME AND EXPENSES:

(1)	Non-operating income and expenses for the years ended December 31, 2005 and 2004 consisted of (In millions):

	2005		2004
Non-operating income:

Gain on disposal of tangible assets	(Won)	11,377	(Won)	29,546
Reversal of tangible assets impairment loss		641		3,281
Rental income		3,324		3,171
Gain on valuation of securities accounted for using the equity method		98,812		58,746
Gain on disposal of available-for-sale securities		319,534		157,924
Gain on redemption of held-to-maturity securities		216		1,517
Gain on disposal of securities accounted for using the equity method		—		1,146
Gain on sale of loans		81,743		23,770
Others		219,048		185,316

	(Won)	734,695	(Won)	464,417

	2005		2004
Non-operating expenses:

Loss on disposal of tangible assets	(Won)	4,197	(Won)	16,736
Impairment loss on tangible assets		10,839		19,384
Loss on valuation of securities accounted for using the equity method		6,466		63,760
Loss on disposal of available-for-sale securities		19,199		24,350
Impairment loss on available-for-sale securities		98,025		82,272
Loss on sale of loans		16,396		1,183,331
Severance benefits		255,615		50,029
Others		111,527		120,862

	(Won)	522,264	(Won)	1,560,724

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the years ended December 31, 2005 and 2004 are summarized as follows (Unit: In millions):

	2005			2004(*)
Income before income tax		(Won)	3,228,253		(Won)	898,598
Taxable and non-deductible items
Temporary difference	3,101,225			2,287,030
Permanent difference	697,896		3,799,121	169,863		2,456,893

Deductible and non-taxable items
Temporary difference	(2,518,977)			(2,254,226)
Permanent difference	(752,789)		(3,271,766)	(237,855)		(2,492,081)

Accumulated deficit			—			(255,836)

Taxable income		(Won)	3,755,608		(Won)	607,574

(*)	Adjustment in relation to the private beneficiary certificates are not reflected on the income for the year ended December 31, 2004.

(2)	The tax effects on temporary differences and tax loss carryforwards that gave rise to significant portions of the deferred income tax assets for the year ended December 31, 2005 were as follows (Unit: In millions):

	Korean Won
	Beginning balance (*)		Deduction		Addition		Ending balance
Loss on fair value hedges	(Won)	(3,502)	(Won)	(3,502)	(Won)	(58,096)	(Won)	(58,096)
Allowance for loan losses		116,934		50,920		—		66,014
Accrued interest		(309,506)		(309,506)		(352,537)		(352,537)
Tangible asset impairment losses		2,296		2,296		11,466		11,466
Deferred loan organization fee and cost		(48,889)		(48,889)		(52,025)		(52,025)
Interest on ELD		41,937		41,937		30,517		30,517
Stock options		29,613		29,613		46,905		46,905
Allowance for possible losses on acceptances and guarantees		1,150		1,150		10,141		10,141
Valuation loss on derivatives financial instruments		(137,573)		(137,573)		(94,654)		(94,654)
Goodwill		(457,014)		(78,345)		—		(378,669)
Discount present value		4,279		4,279		1,713		1,713
Dividends from SPC		131,186		—		129,223		260,409
Others		1,576,989		1,245,423		1,438,704		1,770,270

		947,900	(Won)	797,803	(Won)	1,111,357		1,261,454

The exclusion of deferred income tax
Goodwill		(457,014)						(378,669)
Valuation of securities (capital adjustments)		(444,481)						—
Dividends from SPC		131,186						260,409
Other		458						95,298

		1,717,751						1,284,416
Statutory tax rate		27.5%						27.5%

Deferred income tax assets	(Won)	472,382					(Won)	353,214

(*)	The final tax return and adjustments in relation to the private beneficiary certificates are reflected in the beginning deferred income tax assets.

(3)	Income tax expense for the years ended December 31, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Income tax currently payable	(Won)	1,032,011	(Won)	178,871
Changes in deferred tax assets		45,277		90,898
Retained earnings and other capital surplus adjustments		(107,785)		(312)
Income tax expense of overseas branch		6,532		—

Income tax expense	(Won)	976,035	(Won)	269,457

(4)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent and 29.7 percent for the years ended December 31, 2005 and 2004, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2005 and 2004 are 30.23 percent and 42.78 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the year ended December 31, 2005, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Net income per share for common stock for the year ended December 31, 2005 was computed as follows:

1)	Outstanding capital stock

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(29,881,209)	(10,906,641,285)
Sale of treasury stock	29,663,274	5,945,063,364

	336,161,181	117,816,799,419

Weighted average number of common shares outstanding : 117,816,799,419 ÷ 365 days = 322,785,752 shares

2)	The basic net income per share for the year ended December 31, 2005 was as follows (Unit: In won)

	Common shares
Net income (=ordinary income)	(Won)	2,252,218,097,725
Weighted average number of common shares outstanding		322,785,752

Net income per share	(Won)	6,977

Ordinary income per share	(Won)	6,977

The ordinary income for the year ended December 31, 2005 equals to net income because there are no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,176.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the year ended December 31, 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options and treasury stock contributed to Employee Stock Ownership Plan in April 2005 were considered for the computation of diluted earnings per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the year ended December 31, 2005 was computed as follows:

1)	Diluted net income (ordinary income) (*1) : (Won)2,251,945,887,540

2)	Number of common shares and diluted securities: 322,785,752 + 170,831 (*2) = 322,956,583 (shares)

3)	Diluted net income (ordinary income) per share : (Won)2,251,945,887,540 ÷ 322,956,583 (shares) = (Won)6,973

(*1)	The stock options, which were included in the diluted shares, have no effect on net income because the contracted service period has expired as of December 31, 2005, and for the year ended December 31, 2005, (Won)272 million of compensation cost of certain stock options, which was recorded prior to 2004 was reversed because the exercise right has expired.

(*2)	The 170,831 shares of treasury stock in stock options are included in diluted shares.

Diluted net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,176.

(3)	Dilutive securities

As of December 31, 2005, dilutive securities are summarized as follows (Unit: won, shares):

	Exercise period	Common stock to be issued	Condition for conversion
Stock options	Mar. 1, 2003 ~ Mar. 22, 2010	217,935	(Won)27,600 ~ 57,100 per share

26.	TRUST ACCOUNTS:

(1)	As of December 31, 2005 and 2004, major financial information related to the trust accounts were as follows (Unit : In millions)

	2005		2004
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	137,666	(Won)	117,869
Commissions from early redemption in trust accounts		15		73

	(Won)	137,681	(Won)	117,942

Operating expenses of trust operation:
Losses on trust accounts	(Won)	2	(Won)	—
Interest expense on borrowings from trust accounts		30,436		48,852

	(Won)	30,438	(Won)	48,852

Assets:
Accrued receivable trust fees	(Won)	64,480	(Won)	86,472

Liabilities:
Borrowings from trust accounts	(Won)	1,059,469	(Won)	811,339

(2)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and the repayment of principal consisted of following (Unit: In millions):

	Name of fund	Book value		Fair value		Charge to bank account
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1)(*2)	(Won)	21,172	(Won)	20,967	—
	Personal pension (*1)(*2)		2,254,026		2,199,477	—
	Pension trust		351,649		351,649	—
	Retirement trust		381,513		381,513	—
	New personal pension		65,808		65,808	—
	New old age pension		225,250		225,250	—

			3,299,418		3,244,664	—

	Name of fund	Book value		Fair value		Charge to bank account
Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)	(Won)	59,402	(Won)	59,407	—
	Unspecified monetary trust (*1)		156		156	—

			59,558		59,563	—

		(Won)	3,358,976	(Won)	3,304,227	—

(*1)	These funds were not stated at fair value but at book value.
(*2)	For the old age pension and the personal pension trust, even though the fair value was less than book value, the difference was not charged to the Bank operation because these are based on performance and the Bank is not responsible for the losses of the trusts.

27.	SEGMENT INFORMATION:

(1)	As of December 31, 2005 and 2004, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the year ended December 31, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	210,078	(Won)	142,527	(Won)	27,654,319	(Won)	2,543,375	(Won)	30,550,299
Loans	(Won)	81,110,421	(Won)	44,485,500	(Won)	7,373,912	(Won)	2,736,564	(Won)	32,010	(Won)	135,738,407

Operating revenue	(Won)	5,905,436	(Won)	2,708,390	(Won)	2,183,383	(Won)	6,168,863	(Won)	889,186	(Won)	17,855,258

As of and for the year ended December 31, 2004, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	953,208	(Won)	—	(Won)	26,661,572	(Won)	350,661	(Won)	27,965,441
Loans	(Won)	82,562,821	(Won)	42,356,089	(Won)	7,021,125	(Won)	3,829,019	(Won)	272	(Won)	135,769,326

Operating revenue	(Won)	6,088,930	(Won)	3,339,648	(Won)	2,647,841	(Won)	7,832,467	(Won)	609,132	(Won)	20,518,018

(2)	Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,550,299	(Won)	—	(Won)	30,550,299
Loans	(Won)	135,246,463	(Won)	491,944	(Won)	135,738,407

Operating revenue	(Won)	17,806,230	(Won)	49,028	(Won)	17,855,258

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2004 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	27,963,040	(Won)	2,401	(Won)	27,965,441
Loans	(Won)	135,334,721	(Won)	434,605	(Won)	135,769,326

Operating revenue	(Won)	20,467,623	(Won)	50,395	(Won)	20,518,018

28.	RELATED PARTY TRANSACTIONS:

(1)	Significant balances with related parties as of December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Assets		Liabilities		Assets		Liabilities
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	57,658	(Won)	128,147	(Won)	79,968	(Won)	117,237
KB Investment Co., Ltd.		—		20,096		—		17,739
KB Futures Co., Ltd.		1,874		13,899		22		11,024
KB Data System Co., Ltd.		50		14,021		98		18,743
KB Asset Management Co., Ltd.		114		21,861		—		26,253
KB Real Estate Trust Co., Ltd.		18,532		1,418		33,975		1,916
KB Credit Information Co., Ltd.		191		22,405		—		22,363
KB Life Insurance Co., Ltd.		1,620		793		3,037		7,203
Pacific IT Investment Partnership		—		1,639		—		—
NPC 02-4 Kookmin Venture Fund		—		19,327		—		—
Jooeun Industrial Co., Ltd.		65,927		—		70,808		—
Kookmin Bank International Ltd. (London)		247,919		54,436		245,772		101,812
Kookmin Bank Hong Kong Ltd.		123,460		24,641		171,820		12,145

	(Won)	517,345	(Won)	322,683	(Won)	605,500	(Won)	336,435

(2)	Significant transactions with related parties for the years ended December 31, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Revenue		Expenses		Revenue		Expenses
Trust accounts (trust accounts guaranteeing fixed rate of return and the repayment of principal)	(Won)	83,019	(Won)	4,440	(Won)	40,567	(Won)	10,763
KB Investment Co., Ltd.		—		623		—		432
KB Futures Co., Ltd.		25		1,370		93		952
KB Data System Co., Ltd.		93		22,752		—		20,131
KB Asset Management Co., Ltd.		907		1,030		—		866
KB Real Estate Trust Co., Ltd.		1,743		—		2,187		43
KB Credit Information Co., Ltd.		197		70,708		—		33,324
KB Life Insurance Co., Ltd.		30,167		22		17,855		51
Pacific IT Investment Partnership		—		5		—		—
NPC02-4 Kookmin Venture Fund		7		518		—		—
Kookmin Bank International Ltd. (London)		7,294		4,901		3,808		5,115
Kookmin Bank Hong Kong Ltd.		6,309		2,092		4,441		1,824

	(Won)	129,761	(Won)	108,461	(Won)	68,951	(Won)	73,501

29.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Cash on hand	(Won)	2,683,479	(Won)	2,380,578
Foreign currencies		150,402		124,735
Due from banks in Won		2,495,595		2,030,595
Due from banks in foreign currencies		537,941		607,447

		5,867,417		5,143,355
Restricted due from banks		(2,242,586)		(1,824,006)

	(Won)	3,624,831	(Won)	3,319,349

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Write-offs of loans and decrease of loans from principal reduction	(Won)	2,024,404	(Won)	5,293,809
Decrease in allowance resulting from sale of non-performing loans and repurchase		(166,051)		(644,590)
Increase in available-for-sale securities resulting from the debt to equity swap		677		181,034
Changes in capital adjustments from valuation of securities		(200,437)		570,568
Reclassification of available-for-sale securities to held-to-maturity securities		60,091		—

31.	FINANCIAL INFORMATION OF THE FOURTH QUARTER:

The major operating results of 4th quarter in 2005 and 2004 are as follows (Unit: In millions):

	4th quarter
	2005		2004
Operating revenue	(Won)	4,389,141	(Won)	6,854,836
Operating expenses		3,748,338		6,799,289

Operating income		640,803		55,547
Non-operating income		119,448		161,398
Non-operating expenses		134,892		423,777

Ordinary income (loss)		625,359		(206,832)
Extraordinary income		—		—
Extraordinary losses		—		—

Income before income tax		625,359		(206,832)
Income tax expense		201,660		(4,377)

Net income (loss)	(Won)	423,699	(Won)	(202,455)

Net income (loss) per share	(Won)	1,261	(Won)	(661)

32.	APPROVAL DATE OF FINANCIAL STATEMENTS:

Financial statements to be presented at the annual shareholders’ meeting were approved by the board of directors on February 8, 2006.

Internal Accounting Control System Review Report

English translation of a Report Originally Issued in Korean

To President & Chief Executive Officer of

Kookmin Bank:

We have reviewed the report of management’s assessment of internal accounting control system (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Bank’s management is responsible for assessing the design and operations of its IACS. Our responsibility is to review management’s assessment and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Bank’s IACS. We did not perform an audit of the Bank’s IACS and accordingly, we do not express an audit opinion.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s Assessment of IACS, issued by the Korean Audit Standards Committee on March 29, 2005, it applies only from that date until the date the Final Standard for Management’s Assessment of IACS and Final Standard for Auditors’ Review and Report on Management Assessment of IACS becomes effective. A review performed based on the final standards may have different results and accordingly, the content of our report may be different.

Based on our review, no material weakness in the design or operations of the Bank’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005 has come to our attention.

This report applies to the Bank’s IACS in existence as of December 31, 2005. We did not review the Bank’s IACS subsequent to December 31, 2005. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 24, 2006

/s/  Deloitte Anjin LLC

Notice to Readers

This report if annexed in relation to the audit of the non-consolidated financial statements as of December 31, 2005 and the review of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Exhibit 99.2

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated)(1) 2004
	(In millions)
ASSETS

Cash and due from banks	(Won)	5,942,996	(Won)	5,213,063
Securities		33,479,132		30,669,919
Loans		135,821,846		135,837,704
Fixed assets		2,441,612		2,637,118
Other assets		5,217,136		8,331,123

	(Won)	182,902,722	(Won)	182,688,927

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	129,615,589	(Won)	130,133,873
Borrowings		13,328,397		9,359,595
Debentures		16,547,987		21,874,695
Other liabilities		10,960,517		12,059,563

		170,452,490		173,427,726

SHAREHOLDERS’ EQUITY
Common stock		1,681,896		1,681,896
Capital surplus		6,269,599		6,238,284
Retained earnings (Net income of (Won)2,241,055 million for the year ended December 31, 2005 and (Won)355,936 million for the year ended December 31, 2004)		3,967,535		1,897,164
Capital adjustments		492,589		(583,783)
Minority interests		38,613		27,640

		12,450,232		9,261,201

	(Won)	182,902,722	(Won)	182,688,927

See accompanying notes to consolidated financial statements.

(1)	We recorded individual assets and liabilities comprised in private beneficiary certificates in our respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, we restated the accompanying financial statements as of December 31, 2004.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	28,977	(Won)	12,693
Interest on securities		1,260,527		1,194,445
Interest on loans		10,160,065		11,020,057
Other interest income		41,641		56,555

		11,491,210		12,283,750

Commission income		1,163,695		1,549,478

Other operating income:
Gain on disposal of trading securities		103,953		237,688
Gain on valuation of trading securities		—		23,543
Dividends on trading securities		4,998		3,378
Dividends on available-for-sale securities		3,431		1,266
Gain on foreign exchange trading		253,907		245,694
Fees and commissions from trust accounts		110,507		119,908
Gain on financial derivatives trading		3,655,079		4,060,338
Gain on valuation of financial derivatives		1,153,294		2,196,112
Gain on valuation of fair value hedged items		56,144		6,065
Other operating income		46,739		45,787

		5,388,052		6,939,779

Insurance revenue		244,001		58,385

Total operating revenue		18,286,958		20,831,392

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,281,112		4,044,051
Interest on borrowings		384,892		330,690
Interest on debentures		1,034,472		1,116,557
Other interest expenses		30,650		49,680

		4,731,126		5,540,978

Commission expense		349,379		460,930

Other operating expenses:
Loss on disposal of trading securities		99,142		89,315
Loss on valuation of trading securities		13,536		—
Provision for possible loan losses		1,029,445		3,064,528
Provision for acceptance and guarantee losses		9,008		206
Loss on foreign exchange trading		237,443		294,135
Loss on financial derivatives trading		3,577,462		3,991,366
Loss on valuation of financial derivatives		1,096,714		2,050,630
Other operating expenses		801,676		790,398

		6,864,426		10,280,578

General and administrative expenses		3,031,958		2,825,527

Insurance expense		221,483		43,672

Total operating expenses		15,198,372		19,151,685

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,088,586	(Won)	1,679,707
NON-OPERATING INCOME		697,038		459,499
NON-OPERATING EXPENSES		526,598		1,515,925

ORDINARY INCOME		3,259,026		623,281
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,259,026		623,281
INCOME TAX EXPENSE		1,006,052		264,213

NET INCOME BEFORE MINORITY INTERESTS		2,252,974		359,068
MINORITY INTERESTS, GAIN		11,919		3,132

NET INCOME	(Won)	2,241,055	(Won)	355,936

ORDINARY INCOME PER SHARE (In currency units)	(Won)	6,943	(Won)	1,162

NET INCOME PER SHARE (In currency units)	(Won)	6,943	(Won)	1,162

DILUTED ORDINARY INCOME PER SHARE (In currency units)	(Won)	6,938	(Won)	1,161

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	6,938	(Won)	1,161

See accompanying notes to consolidated financial statements.